

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC
PE
2-16-08

March 10, 2008

David S. Cupps
Senior Vice President, General Counsel
and Secretary
Abercrombie & Fitch Co.
P.O. Box 182168
Columbus, OH 43218



Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/10/2008

Re: Abercrombie & Fitch Co.
Incoming letter dated February 16, 2008

Dear Mr. Cupps:

This is in response to your letter dated February 16, 2008 concerning the shareholder proposal submitted to Abercrombie & Fitch by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001



Abercrombie & Fitch

February 16, 2008

VIA OVERNIGHT CARRIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abercrombie & Fitch Co. – Commission File No. 001-12107
Securities and Exchange Commission No Action Request Regarding Stockholder Proposal of the United Brotherhood of Carpenters Pension Fund

Dear Ladies and Gentlemen:

Abercrombie & Fitch Co. (the "Company" or "we") intends to omit from its proxy statement and form of proxy for its 2008 annual meeting of stockholders (the "2008 Proxy Materials") a purported stockholder proposal and statements in support thereof (the "Submission") received from the United Brotherhood of Carpenters Pension Fund (the "Proponent").

In accordance with Rule 14a-8(j), we have enclosed herewith six copies of this letter and its attachments and have concurrently sent copies of this letter and its attachments to the Proponent. The Company is filing this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission.

Rule 14a-8(k) provides that a proponent is required to send a company a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to the Submission, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

I. Basis for Exclusion

We hereby respectfully request that the Staff concur in our view that the Submission may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(f) because the Submission violates the 500-word limit of Rule 14a-8(d).

II. The Submission

The Submission requests that the Company's Board of Directors initiate the process to amend the Company's governing documents to provide that directors shall be elected by majority vote. A copy of the Submission is included with this letter. We hereby respectfully request that the Staff concur in our view that the Submission may be excluded from the 2008 Proxy Materials for the reasons described below.

III. Analysis

The Submission May Be Excluded Under Rule 14a-8(d) Because It Exceeds the 500-Word Limit of Rule 14a-8(d).

The Company received the Proposal on January 9, 2008. On January 22, 2008, the Company sent a letter to the Proponent via overnight delivery, facsimile and e-mail (with, as requested by the Proponent, a copy to Mr. Edward J. Durkin) (the "Deficiency Notice"), notifying the Proponent that it had failed to comply with the 500-word limit set in Rule 14a-8(d). The Company received confirmation of e-mail delivery of the Deficiency Notice on January 22, 2008 and confirmation of overnight delivery on January 23, 2008. A copy of the Deficiency Notice is included with this letter.

The Company's Deficiency Notice noted that Rule 14a-8 outlined the specific procedural requirements for stockholders wishing to include a proposal in the Company's proxy materials. In the Deficiency Notice, the Company notified the Proponent that it had 14 days to respond in order to correct the deficiencies of the Submission. Further, the Deficiency Notice stated that if the Proponent failed to respond or to adequately correct the Submission, the Company would exclude the Submission from the Company's 2008 Proxy Materials. The Company has received no correspondence in any form in response to the Deficiency Notice.

The Submission fails to comply with the 500-word limit set in Rule 14a-8(d). Rule 14a-8(d) specifically provides that a proposal and its supporting statement in the aggregate shall not exceed 500 words. Using the method of calculation supported by the Staff, counting every word in the Submission, including headings and titles that are, in effect, arguments in support of the Submission and counting hyphenated words as two or more words, the Submission exceeds 500 words. *See* Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001); *Minnesota Mining and Manufacturing Company* (avail. Feb. 27, 2000). Where a stockholder's proposal exceeds 500 words, Rule 14a-8(f) provides that a company may exclude the proposal if, within 14 calendar days of receiving the proposal, the company: (1) notifies the stockholder of the defect and the timeframe in which the stockholder must respond (which is 14 calendar days from receipt of the notification) and (2) the stockholder fails to adequately correct the defect within the required time period.

The Company's Deficiency Notice informed the Proponent of the Submission's failure to meet the 500-word limit on the length of a proposal and, as mentioned above, informed the Proponent of the time period in which it must respond and stated the Company's intention to omit the Submission if the Proponent did not correct the deficiency. The Company has received no response whatsoever from the Proponent.

The Staff has consistently taken the position that a stockholder's failure to cure a defect in complying with Rule 14a-8(d) within 14 days of a stockholder's receipt of a deficiency notice regarding such defect constitutes a basis to exclude the defective proposal from a company's proxy materials. See, e.g. *Dow Jones & Company, Inc.* (avail. Jan. 18, 2007)(permitting exclusion where proposal exceeded 500 word limitation and proponent failed to reduce the proposal to less than 500 words within 14 days of receipt of company's request); *AOL Time Warner Inc.* (avail. Dec. 24, 2002); *Honeywell International Inc.* (avail. March 25, 2002). The Company's exclusion from its 2008 Proxy Materials of the Submission based on the Proponent's non-compliance with Rule 14a-8(d) is consistent with the Staff's previous positions.

Based on the foregoing, we respectfully request that the Staff concur that the Company may exclude the Submission from its 2008 Proxy Materials in reliance on Rule 14a-8(f) because it violates the 500-word limit of Rule 14a-8(d).

IV. Conclusion

We respectfully request that the Staff concur that it will take no action if the Company excludes the Submission from its 2008 Proxy Materials. We would be happy to provide you with any additional information that you desire and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only. When a written response to this letter becomes available, please fax the letter to me at (614) 283-8663. In the meantime, if I can be of any further assistance in this matter, please call me at (614) 765-4281.

Very truly yours,



David S. Cupps
Senior Vice President, General Counsel
and Secretary

cc: United Brotherhood of Carpenters Pension Fund
Mr. Edward J. Durkin



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 614-765-5678]

January 9, 2008

Michael S. Jeffries
Chairman and Chief Executive Officer
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, OH 43054

Dear Mr. Jeffries:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Abercrombie & Fitch Co. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 1,400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724



Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Abercrombie & Fitch Co. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, our Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of the nation's leading companies, including Intel, General Electric, Motorola, Hewlett-Packard, Morgan Stanley, Wal-Mart, Home Depot, Gannett, Marathon Oil, and recently Pfizer have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of this proposal submission, our Company and its board had not taken either action.

We believe that a post-election director resignation policy without a majority vote standard in company bylaws or articles is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then consider action on developing post-election procedures to address the status of directors that fail to win election. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post-election role in determining the continued status of an unelected director. We feel that this combination of the majority vote standard with a post-election policy represents a true majority vote standard.



Abercrombie & Fitch

January 22, 2008

SENT VIA OVERNIGHT DELIVERY, FACSIMILE AND E-MAIL

Douglas J. McCarron
Fund Chairman
Corporate Affairs Department
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Re: Stockholder Proposal Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended

Dear Mr. McCarron:

Abercrombie & Fitch Co. (the "Company") is in receipt of your letter dated January 9, 2008, requesting inclusion of a stockholder proposal in the Company's proxy materials for its 2008 annual meeting of stockholders. Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), specifies certain procedural requirements for stockholders wishing to include a proposal in the Company's proxy materials. You have not met these requirements. Pursuant to Rule 14a-8(f) under the Exchange Act, we hereby notify you of the deficiencies in your submission.

Rule 14a-8(d) under the Exchange Act imposes a 500 word limit on the length of a proposal. Your proposal exceeds the limit set forth in Rule 14a-8(d). In order to satisfy the requirements of Rule 14a-8(d), your proposal must be limited to no more than 500 words. Your response must be postmarked or transmitted electronically no later than 14 days after you receive this letter. If you fail to respond or fail to correct your submission, the Company will exclude your submission from its proxy materials for the 2008 annual meeting.

Please be advised that this letter in no way waives the Company's right to take further steps to exclude what you have proposed from its proxy materials for the 2008 annual meeting.

Sincerely,



David S. Cupps
Senior Vice President, General Counsel
and Secretary

cc: Mr. Edward J. Durkin

2001 WL 34886112 (S.E.C. Release No.)

S.E.C. Release No.

Staff Legal Bulletin
1934 Act / s 14(a) / Rule 14a-8

Staff

Legal

Bulletin

No

.

14

July 13, 2001
July 13, 2001

Publicly Available July 13, 2001

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

A. What is the Purpose of This Bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some

issues and questions that commonly arise under rule 14a-8; and

- suggest ways in which both companies and shareholders can facilitate our review of no-action requests.

Because the substance of each proposal and no-action request differs, this bulletin primarily addresses procedural matters that are common to companies and shareholders. However, we also discuss some substantive matters that are of interest to companies and shareholders alike.

We structured this bulletin in a question and answer format so that it is easier to understand and we can more easily respond to inquiries regarding its contents. The references to "we," "our" and "us" are to the Division of Corporation Finance. You can find a copy of rule 14a-8 in Release No. 34-40018, dated May 21, 1998, which is located on the Commission's website at www.sec.gov/rules/final/34-40018.htm.

B. Rule 14a-8 and the No-Action Process

1. What is Rule 14a-8?

Rule 14a-8 provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders. It has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves. The rule generally requires the company to include the proposal unless the shareholder has not complied with the rule's procedural requirements or the proposal falls within one of the 13 substantive bases for exclusion described in the table below.

Substantive Basis	Description
Rule 14a-8(i)(1)	The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.
Rule 14a-8(i)(2)	The proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.
Rule 14a-8(i)(3)	The proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.
Rule 14a-8(i)(4)	The proposal relates to the redress of a personal claim or grievance against the company or any other person, or is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large.
Rule 14a-8(i)(5)	The proposal relates to operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year,

	and is not otherwise significantly related to the company's business.
Rule 14a-8(i)(6)	The company would lack the power or authority to implement the proposal.
Rule 14a-8(i)(7)	The proposal deals with a matter relating to the company's ordinary business operations.
Rule 14a-8(i)(8)	The proposal relates to an election for membership on the company's board of directors or analogous governing body.
Rule 14a-8(i)(9)	The proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.
Rule 14a-8(i)(10)	The company has already substantially implemented the proposal.
Rule 14a-8(i)(11)	The proposal substantially duplicates another proposal previously submitted to the company by another shareholder that will be included in the company's proxy materials for the same meeting.
Rule 14a-8(i)(12)	The proposal deals with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within a specified time frame and did not receive a specified percentage of the vote. Please refer to questions and answers F.2, F.3 and F.4 for more complete descriptions of this basis.
Rule 14a-8(i)(13)	The proposal relates to specific amounts of cash or stock dividends.

2. How Does Rule 14a-8 Operate?

*2 The rule operates as follows:

- the shareholder must provide a copy of his or her proposal to the company by the deadline imposed by the rule;
- if the company intends to exclude the proposal from its proxy materials, it must submit its reason(s) for doing so to the Commission and simultaneously provide the shareholder with a copy of that submission. This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;
- the shareholder may, but is not required to, submit a reply to us with a copy to the company; and
- we issue a no-action response that either concurs or does not concur in the company's view regarding exclusion of the proposal.

3. What are the Deadlines Contained in Rule 14a-8?

Rule 14a-8 establishes specific deadlines for the shareholder proposal process. The following table briefly describes those deadlines.

120 days before the release date disclosed in the previous year's proxy statement	Proposals for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the release date of the previous year's annual meeting

	proxy statement. Both the release date and the deadline for receiving rule 14a-8 proposals for the next annual meeting should be identified in that proxy statement.
14-day notice of defect(s)/response to notice of defect(s)	If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.
80 days before the company files its definitive proxy statement and form of proxy	If a company intends to exclude a proposal from its proxy materials, it must submit its no-action request to the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission unless it demonstrates "good cause" for missing the deadline. In addition, a company must simultaneously provide the shareholder with a copy of its no-action request.
30 days before the company files its definitive proxy statement and form of proxy	If a proposal appears in a company's proxy materials, the company may elect to include its reasons as to why shareholders should vote against the proposal. This statement of reasons for voting against the proposal is commonly referred to as a statement in opposition. Except as explained in the box immediately below, the company is required to provide the shareholder with a copy of its statement in opposition no later than 30 calendar days before it files its definitive proxy statement and form of proxy.
Five days after the company has received a revised proposal	If our no-action response provides for shareholder revision to the proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, the company must provide the shareholder with a copy of its statement in opposition no later than five calendar days after it receives a copy of the revised proposal.

*3 In addition to the specific deadlines in rule 14a-8, our informal procedures often rely on timely action. For example, if our no-action response requires that the shareholder revise the proposal or supporting statement, our response will afford the shareholder seven calendar days from the date of receiving our response to provide the company with the revisions. In this regard, please refer to questions and answers B.12.a and B.12.b.

4. What is Our Role in the No-Action Process?

Our role begins when we receive a no-action request from a company. In these no-action requests, companies often assert that a proposal is excludable under one or more parts of rule 14a-8. We analyze each of the bases for exclusion that a company asserts, as well as any arguments that the shareholder chooses to set forth, and determine whether we concur in the company's view.

The Division of Investment Management processes rule 14a-8 no-action requests submitted by registered investment

companies and business development companies.

Rule 14a-8 no-action requests submitted by registered investment companies and business development companies, as well as shareholder responses to those requests, should be sent to

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

All other rule 14a-8 no-action requests and shareholder responses to those requests should be sent to

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

5. What Factors Do We Consider in determining Whether To Concur in a Company's View Regarding Exclusion of a Proposal From the Proxy Statement?

The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company. We analyze the prior no-action letters that a company and a shareholder cite in support of their arguments and, where appropriate, any applicable case law. We also may conduct our own research to determine whether we have issued additional letters that support or do not support the company's and shareholder's positions. Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in its view that it may exclude that proposal from its proxy materials.

6. Do We Base Our Determinations Solely on the Subject Matter of the Proposal?

No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter. The following chart illustrates this point by showing that variations in the language of a proposal, or different bases cited by a company, may result in different responses.

*4 As shown below, the first and second examples deal with virtually identical proposals, but the different company arguments resulted in different responses. In the second and third examples, the companies made similar arguments, but differing language in the proposals resulted in different responses.

Company	**Proposal**	**Bases for exclusion that the company cited**	**Date of our response**	**Our response**
PG&E Corp.	Adopt a policy that independent directors are appointed to the audit,	Rule 14a-8(b) only	Feb. 21, 2000	We did not concur in PG&E's view that it could exclude the proposal. PG&E

	compensation and nomination committees.			did not demonstrate that the shareholder failed to satisfy the rule's minimum ownership requirements. PG&E included the proposal in its proxy materials.
PG&E Corp.	Adopt a bylaw that independent directors are appointed for all future openings on the audit, compensation and nomination committees.	Rule 14a-8(i)(6) only	Jan. 22, 2001	We concurred in PG&E's view that it could exclude the proposal. PG&E demonstrated that it lacked the power or authority to implement the proposal. PG&E did not include the proposal in its proxy materials.
General Motors Corp.	Adopt a bylaw requiring a *transition to* independent directors for each seat on the audit, compensation and nominating committees as openings occur (emphasis added).	Rules 14a-8(i)(6) and 14a-8(i)(10)	Mar. 22, 2001	We did not concur in GM's view that it could exclude the proposal. GM did not demonstrate that it lacked the power or authority to implement the proposal or that it had substantially implemented the proposal. GM included the proposal in its proxy materials.

7. Do We Judge the Merits of Proposals?

***5** No. We have no interest in the merits of a particular proposal. Our concern is that shareholders receive full and accurate information about all proposals that are, or should be, submitted to them under rule 14a-8.

8. Are We Required To Respond to No-Action Requests?

No. Although we are not required to respond, we have, as a convenience to both companies and shareholders, engaged in the informal practice of expressing our enforcement position on these submissions through the issuance of no-action responses. We do this to assist both companies and shareholders in complying with the proxy rules.

9. Will We Comment on the Subject Matter of Pending Litigation?

No. Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials.

10. How Do We Respond to No-Action Requests?

We indicate either that there appears to be some basis for the company's view that it may exclude the proposal or that we are unable to concur in the company's view that it may exclude the proposal. Because the company submits the no-action request, our response is addressed to the company. However, at the time we respond to a no-action request, we provide all related correspondence to both the company and the shareholder. These materials are available in the Commission's Public Reference Room and on commercially available, external databases.

11. What is the Effect of Our No-Action Response?

Our no-action responses only reflect our informal views regarding the application of rule 14a-8. We do not claim to issue "rulings" or "decisions" on proposals that companies indicate they intend to exclude, and our determinations do not and cannot adjudicate the merits of a company's position with respect to a proposal. For example, our decision not to recommend enforcement action does not prohibit a shareholder from pursuing rights that he or she may have against the company in court should management exclude a proposal from the company's proxy materials.

12. What is Our Role After We Issue Our No-Action Response?

Under rule 14a-8, we have a limited role after we issue our no-action response. In addition, due to the large number of no-action requests that we receive between the months of December and February, the no-action process must be efficient. As described in answer B.2, above, rule 14a-8 envisions a structured process under which the company submits the request, the shareholder may reply and we issue our response. When shareholders and companies deviate from this structure or are unable to resolve differences, our time and resources are diverted and the process breaks down. Based on our experience, this most often occurs as a result friction between companies and shareholders and their inibility to compromise. While we are always available to facilitate the fair and efficient application of the rule, the operation of the rule, as well as the no-action process, suffers when our role changes from an issuer of responses to an arbiter of disputes. The following questions and answers are examples of how we view our limited role after issuance of our no-action response.

a. If our no-action response affords the shareholder additional time to provide documentation of ownership or revise the proposal, but the company does not believe that the documentation or revisions comply as our no-action response, should the company submit a new no-action request?

*6 No. For example, our no-action response may afford the shareholder seven days to provide documentation demonstrating that he or she satisfies the minimum ownership requirements contained in rule 14a-8(b). If the shareholder provides the required documentation eight days after receiving our no-action response, the company should not submit a new no-action request in order to exclude the proposal. Similarly, if we indicate in our response that the shareholder must provide factual support for a sentence in the supporting statement, the company and the shareholder should work together to determine whether the revised sentence contains appropriate factual support.

b. If our no-action response affords the shareholder an additional seven days to provide documentation of ownership or revise the proposal, who should keep track of when the seven-day period begins to run?

When our no-action response gives a shareholder time, it is measured from the date the shareholder receives our response. As previously noted in answer B.10, we send our response to both the company and the shareholder. However, the company is responsible for determining when the seven-day period begins to run. In order to avoid controversy, the company should forward a copy of our response to the shareholder by a means that permits the company to prove the date of receipt.

13. Does Rule 14a-8 Contemplate Any Other Involvement by Us After We Issue a No-Action Response?

Yes. If a shareholder believes that a company's statement in opposition is materially false or misleading, the shareholder may promptly send a letter to us and the company explaining the reasons for his or her view, as well as a copy of the proposal and statement in opposition. Just as a company has the burden of demonstrating that it is entitled to exclude a proposal, a shareholder should, to the extent possible, provide us with specific factual information that demonstrates the inaccuracy of the company's statement in opposition. We encourage shareholders and companies to work out these differences before contacting us.

14. What Must a company Do If, Before We Have Issued a No-Action Response, the Shareholder Withdraws the Proposal or the Company Decides To Include the Proposal in Its Proxy Materials?

If the company no longer wishes to pursue its no-action request, the company should provide us with a letter as soon as possible withdrawing its no-action request. This allows us to allocate our resources to other pending requests. The company should also provide the shareholder with a copy of the withdrawal letter.

15. If a Company Wishes To Withdraw a No-Action Request, What Information Should Its Withdrawal Letter Contain?

In order for us to process withdrawals efficiently, the company's letter should contain

- a statement that either the shareholder has withdrawn the proposal or the company has decided to include the proposal in its proxy materials;
- if the shareholder has withdrawn the proposal, a copy of the shareholder's signed letter of withdrawal, or some other indication that the shareholder has withdrawn the proposal;
- *7 • if there is more than one eligible shareholder, the company must provide documentation that all of the eligible shareholders have agreed to withdraw the proposal;
- if the company has agreed to include a revised version of the proposal in its proxy materials, a statement from the shareholder that he or she accepts the revisions; and
- an affirmative statement that the company is withdrawing its no-action request.

C. Questions Regarding the Eligibility and Procedural Requirements of the Rule

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.

a. How do you calculate the market value of the shareholder's ??

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is

valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

b. What type of security must a shareholder own to be eligible to submit a proposal?

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

> **A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?**
> Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

***8** Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period ?? the shareholder appears in the company's records as a registered hold?? the company can verify the shareholder's eligibility independently However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submitted the proposal. Alternatively, a shareholder who has filed a Schedule 13D Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities and or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting ?? change in ownership level, along with a written statement that he or she has owned the required number of ?? the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at ?? one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder?? securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other period?? investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently

continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-word limitation?

*9 ?? statements that are, ??ffect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation.

b. Does referencing a website address in the proposal o?? supporting statement violate the 500-word limitation of rule 14a-8(d)?

No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1.

3. Rule 14a-8(e)(2) requires that proposals for a regularly scheduled annual meeting be received at the company's principal executive offices by a date not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The following questions and answers address a number of issues that come up in applying this provision.

a. How do we interpret the phrase "before the date of the company's proxy statement released to shareholders?"

We interpret this phrase as meaning the approximate date on which the proxy statement and form of proxy were first sent or given to shareholders. For example, if a company having a regularly scheduled annual meeting files its definitive proxy statement and form of proxy with the Commission dated April 1, 2001, but first sends or gives the proxy statement to shareholders on April 15, 2001, as disclosed in its proxy statement, we will refer to the April 15, 2001 date as the release date. The company and shareholders should use April 15, 2001 for purposes of calculating the 120-day deadline in rule 14a-8(e)(2).

b. How should a company that is planning to have a regularly scheduled annual meeting calculate the deadline for submitting proposals?

The company should calculate the deadline for submitting proposals as follows:

- start with the release date disclosed in the previous year's proxy statement;
- increase the year by one; and

• count back 120 calendar days.

Examples

If a company is planning to have a regularly scheduled annual meeting in May of 2003 and the company disclosed that the release date for its 2002 proxy statement was April 14, 2002, how should the company calculate the deadline for submitting rule 14a-8 proposals for the company's 2003 annual meeting?

- The release date disclosed in the company's 2002 proxy statement was April 14, 2002.
- Increasing the year by one, the day to begin the calculation is April 14, 2003.
- "Day one" for purposes of the calculation is April 13, 2003.

***10** • "Day 120" is December 15, 2002.

- The 120-day deadline for the 2003 annual meeting is December 15, 2002.
- A rule 14a-8 proposal received after December 15, 2002 would be untimely.

If the 120th calendar day before the release date disclosed in the previous year's proxy statement is a Saturday, Sunday or federal holiday, does this change the deadline for receiving rule 14a-8 proposals?

No. The deadline for receiving rule 14a-8 proposals is always the 120th calendar day before the release date disclosed in the previous year's proxy statement. Therefore, if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely.

c. How does a shareholder know where to send his or her proposal?

The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

d. How does a shareholder know if his or her proposal has been received by the deadline?

A shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices.

4. Rule 14a-8(h)(1) requires that the shareholder or his or her qualified representative attend the shareholders' meeting to present the proposal. Rule 14a-8(h)(3) provides that a company may exclude a shareholder's proposals for two calendar years if the company included one of the shareholder's proposals in its proxy materials for a shareholder meeting, neither the shareholder nor the shareholder's qualified representative appeared and presented the proposal and the shareholder did not demonstrate "good cause" for failing to attend the meeting or present the proposal. The following questions and answers address issues regarding these provisions.

a. Does rule 14a-8 require a shareholder to represent in writing before the meeting that he or she, or a qualified representative, will attend the shareholders' meeting to present the proposal?

No. The Commission stated in Release No. 34-20091 that shareholders are no longer required to provide the company with a written statement of intent to appear and present a shareholder proposal. The Commission eliminated this requirement because it "serve[d] little purpose" and only encumbered shareholders. We, therefore, view it as inappropriate for companies to solicit this type of written statement from shareholders for purposes of rule 14a-8. In particular, we note that shareholders who are unfamiliar with the proxy rules may be misled, even unintentionally, into believing that a written statement of intent is required.

b. What if a shareholder provides an unsolicited, written statement that neither the shareholder nor his or her qualified representative will attend the meeting to present the proposal? May the company exclude the proposal, under this circumstance?

*11 Yes. Rule 14a-8(i)(3) allows companies to exclude proposals that are contrary to the proxy rules, including rule 14a-8(h)(1). If a shareholder voluntarily provides a written statement evidencing his or her intent to act contrary to rule 14a-8(h)(1), rule 14a-8(i)(3) may serve as a basis for the company to exclude the proposal.

c. If a company demonstrates that it is entitled to exclude a proposal under rule 14a-8(h)(3), can the company request that we issue a no-action response that covers both calendar years?

Yes. For example, assume that, without "good cause," neither the shareholder nor the shareholder's representative attended the company's 2001 annual meeting to present the shareholder's proposal, and the shareholder then submits a proposal for inclusion in the company's 2002 proxy materials. If the company seeks to exclude the 2002 proposal under rule 14a-8(h)(3), it may concurrently request forward-looking relief for any proposal(s) that the shareholder may submit for inclusion in the company's 2003 proxy materials. If we grant the company's request and the company receives a proposal from the shareholder in connection with the 2003 annual meeting, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal from its proxy materials for that meeting. Although we will retain that notice in our records, we will not issue a no-action response.

5. In addition to rule 14a-8(h)(3), are there any other circumstances in which we will grant forward-looking relief to a company under rule 14a-8?

Yes. Rule 14a-8(i)(4) allows companies to exclude a proposal if it relates to the redress of a personal claim or grievance against the company or any other person or is designed to result in a benefit to the shareholder, or to further a personal interest, that is not shared by the other shareholders at large. In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance. As in answer C.4.c, above if we grant this relief, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal(s) from its proxy materials. Although will retain that notice in our records, we will not issue a no-action response.

6. What must a company do in order to exclude a proposal that fails to comply with the eligibility or procedural requirements of the rule?

If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if

- within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and
- *12 • the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s).

Section G.3 - Eligibility and Procedural Issues, below, contains information that companies may want to consider in drafting these notices. If the shareholder does not timely respond or remedy the defect(s) and the company intends to exclude the proposal, the company still must submit, to us and to the shareholder, a copy of the proposal and its reasons for excluding the proposal.

a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

b. Should companies instruct shareholders to respond to the notice of defect(s) by a specified date rather than indicating that shareholders have 14 calendar days after receiving the notice to respond?

No. Rule 14a-8(f) provides that shareholders must respond within 14 calendar days of receiving notice of the alleged eligibility or procedural defect(s). If the company provides a specific date by which the shareholder must submit his or her response, it is possible that the deadline set by the company will be shorter than the 14-day period required by rule 14a-8(f). For example, events could delay the shareholder's receipt of the notice. As such, if a company sets a specific date for the shareholder to respond and that date does not result in the shareholder having 14 calendar days after receiving the notice to respond, we do not believe that the company may rely on rule 14a-8(f) to exclude the proposal.

c. Are there any circumstances under which a company does not have to provide the shareholder with a notice of defect(s)? For example, what should the company do if the shareholder indicates that he or she does not own at least $2,000 in market value, or 1%, of the company's securities?

The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied. In the example provided in the question, because the shareholder cannot remedy this defect after the fact, no notice of the defect would be required. The same would apply, for example, if

- the shareholder indicated that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal;
- the shareholder indicated that he or she did not own securities entitled to be voted on the proposal at the meeting;
- the shareholder failed to submit a proposal by the company's properly determined deadline; or
- *13 • the shareholder, or his or her qualified representative, failed to attend the meeting or present one of the shareholder's proposals that was included in the company's proxy materials during the past two calendar years.

In all of these circumstances, the company must still submit its reasons regarding exclusion of the proposal to us and the shareholder. The shareholder may, but is not required to, submit a reply to us with a copy to the company.

D. Questions Regarding the Inclusion of Shareholder Names in Proxy Statements.

1. If the shareholder's proposal will appear in the company's proxy statement, is the company required to disclose the shareholder's name?

No. A company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, a company can indicate that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. May a shareholder request that the company not disclose his or her name in the proxy statement?

Yes. However, the company has the discretion not to honor the request. In this regard, if the company chooses to include the shareholder proponent's name in the proxy statement, rule 14a-8(l)(1) requires that the company also include that shareholder proponent's address and the number of the company's voting securities that the shareholder proponent holds.

3. If a shareholder includes his or her e-mail address in the proposal or supporting statement, may the company exclude the e-mail address?

Yes. We view an e-mail address as equivalent to the shareholder proponent's name and address and, under rule 14a-8(l)(1), a company may exclude the shareholder's name and address from the proxy statement.

E. Questions Regarding Revisions to Proposals and Supporting Statements

In this section, we first discuss the purpose for allowing shareholders to revise portions of a proposal and supporting statement. Second, we express our views with regard to revisions that a shareholder makes to his or her proposal before we receive a company's no-action request, as well as during the course of our review of a no-action request. Finally, we address the circumstances under which our responses may allow shareholders to make revisions to their proposals and supporting statements.

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

*14 Despite the intentions underlying our revisions practice, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance. This is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike. Therefore, when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading.

2. If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?

No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under

- rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
- rule 14a-8(e), which imposes a deadline for submitting shareholder proposals.

3. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?

No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.

4. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, should the shareholder provide a copy of the revisions to us?

Yes. All shareholder correspondence relating to the no-action request should be sent to us and the company. However, under rule 14a-8, no-action requests and shareholder responses to those requests are submitted to us. The proposals themselves are not submitted to us. Because proposals are submitted to companies for inclusion in their proxy materials, we will not address revised proposals unless the company chooses to acknowledge the changes.

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

***15** We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis	Type of revision that we may permit
Rule 14a-8(i)(1)	When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.
Rule 14a-8(i)(2)	If implementing the proposal would require the company to breach existing contractual obligations, we may permit the shareholder to revise the proposal so that it applies only to the company's future contractual obligations.
Rule 14a-8(i)(3)	If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.
Rule 14a-8(i)(6)	Same as rule 14a-8(i)(2), above.
Rule 14a-8(i)(7)	If it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification.
Rule 14a-8(i)(8)	If implementing the proposal would disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming shareholder meeting, we may permit the shareholder to revise the proposal so that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming shareholder meeting.
Rule 14a-8(i)(9)	Same as rule 14a-8(i)(8), above.

F. Other Questions That Arise Under Rule 14a-8

1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?

*16 Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

2. Rule 14a-8(i)(12) provides a basis for a company to exclude a proposal dealing with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials. How does rule 14a-8(i)(12) operate?

Rule 14a-8(i)(12) operates as follows:

a. First, the company should look back three calendar years to see if it previously included a proposal or proposals dealing with substantially the same subject matter. If it has not, rule 14a-8(i)(12) is not available as a basis to exclude a proposal from this year's proxy materials.

b. If it has, the company should then count the number of times that a proposal or proposals dealing with substantially the same subject matter was or were included over the preceding five calendar years.

c. Finally, the company should look at the percentage of the shareholder vote that a proposal dealing with substantially the same subject matter received the last time it was included.

- If the company included a proposal dealing with substantially the same subject matter only once in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(i) if it received less than 3% of the vote the last time that it was voted on.
- If the company included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(ii) if it received less than 6% of the vote the last time that it was voted on.
- If the company included a proposal or proposals dealing with substantially the same subject matter three or more times in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(iii) if it received less than 10% of the vote the last time that it was voted on.

3. Rule 14a-8(i)(12) refers to calendar years. How do we interpret calendar years for this purpose?

Because a calendar year runs from January 1 through December 31, we do not look at the specific dates of company meetings. Instead, we look at the calendar year in which a meeting was held. For example, a company scheduled a meeting for April 25, 2002. In looking back three calendar years to determine if it previously had included a proposal or proposals dealing with substantially the same subject matter, any meeting held in calendar years 1999, 2000 or 2001 - which would include any meetings held between January 1, 1999 and December 31, 2001 - would be relevant under rule 14a-8(i)(12).

Examples

***17A company receives a proposal for inclusion in its 2002 proxy materials dealing with substantially the same subject matter as proposals that were voted on at the following shareholder meetings:**

Calendar Year	1997	1998	1999	2000	2001	2002	2003
Voted on?	Yes	No	No	Yes	No	-	-
Percentag	4%	N/A	N/A	4%	N/A	-	-

e

May the company exclude the proposal from its 2002 proxy materials in reliance on rule 14a-8(i)(12)?
Yes. The company would be entitled to exclude the proposal under rule 14a-8(i)(12)(ii). First, calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is within the prescribed three calendar years. Second, the company included proposals dealing with substantially the same subject matter twice within the preceding five calendar years, specifically, in 1997 and 2000. Finally, the proposal received less than 6% of the vote on its last submission to shareholders in 2000. Therefore, rule 14a-8(i)(12)(ii), which permits exclusion when a company has included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years and that proposal received less than 6% of the shareholder vote the last time it was voted on, would serve as a basis for excluding the proposal.

If the company excluded the proposal from its 2002 proxy materials and then received an identical proposal for inclusion in its 2003 proxy materials, may the company exclude the proposal from its 2003 proxy materials in reliance on rule 14a-8(i)(12)?

No. Calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is still within the prescribed three calendar years. However, 2000 was the only time within the preceding five calendar years that the company included a proposal dealing with substantially the same subject matter, and it received more than 3% of the vote at the 2000 meeting. Therefore, the company would not be entitled to exclude the proposal under rule 14a-8(i)(12)(l).

4. How do we count votes under rule 14a-8(i)(12)?

Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation.

Example

A proposal received the following votes at the company's last annual meeting:

- **5,000 votes for the proposal;**
- **3,000 votes against the proposal;**
- **1,000 broker non-votes; and**
- **1,000 abstentions.**

How is the shareholder vote of this proposal calculated for purposes of rule 14a-8(i)(12)?
This percentage is calculated as follows:

Votes For the Proposal

Voting

_ =

Percentage

*18 (Votes Against the Proposal + Votes For the Proposal)
Applying this formula to the facts above, the proposal received 62.5% of the vote.

5,000

_ = .625

3,000 + 5,000

G. How Can Companies and Shareholders Facilitate Our Processing of No-Action Requests or Take Steps To Avoid

the Submission of No-Action Requests?

Eligibility and Procedural Issues

1. Before submitting a proposal to a company, a shareholder should look in the company's most recent proxy statement to find the deadline for submitting rule 14a-8 proposals. To avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices.

2. A shareholder who intends to submit a written statement from the record holder of the shareholder's securities to verify continuous ownership of the securities should contact the record holder before submitting a proposal to ensure that the record holder will provide the written statement and knows how to provide a written statement that will satisfy the requirements of rule 14a-8(b).

3. Companies should consider the following guidelines when drafting a letter to notify a shareholder of perceived eligibility or procedural defects:

- provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects;
- although not required, consider including a copy of rule 14a-8 with the notice of defect(s);
- explicitly state that the shareholder must respond to the company's notice within 14 calendar days of receiving the notice of defect(s); and
- send the notification by a means that allows the company to determine when the shareholder received the letter.

4. Rule 14a-8(f) provides that a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice.

5. Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response.

6. Companies that will be submitting multiple no-action requests should submit their requests individually or in small groups rather than waiting and sending them all at once. We receive the heaviest volume of no-action requests between December and February of each year. Therefore, we are not able to process no-action requests as quickly during this period. Our experience shows that we often receive 70 to 80 no-action requests a week during our peak period and, at most, we can respond to 30 to 40 requests in any given week. Therefore, companies that wait until December through February to submit all of their requests will have to wait longer for a response.

***19** 7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation demonstrating when the shareholder received the notice and any shareholder response to the notice.

8. If a shareholder intends to reply to the company's no-action request, he or she should try to send the reply as soon as possible after the company submits its no-action request.

9. Both companies and shareholders should promptly forward to each other copies of all correspondence that is provided to us in connection with no-action requests.

10. Due to the significant volume of no-action requests and phone calls we receive during the proxy season, companies should limit their calls to us regarding the status of their no-action request.

11. Shareholders who write to us to object to a company's statement in opposition to the shareholder's proposal also should provide us with copies of the proposal as it will be printed in the company's proxy statement and the company's proposed statement in opposition.

Substantive Issues

1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1).

2. When drafting a proposal, shareholders should consider what actions are within a company's power or authority. Proposals often request or require action by the company that would violate law or would not be within the power or authority of the company to implement.

3. When drafting a proposal, shareholders should consider whether the proposal would require the company to breach existing contracts. In our experience, we have found that proposals that would result in the company breaching existing contractual obligations face a much greater likelihood of being excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both. This is because implementing the proposals may require the company to violate law or may not be within the power or authority of the company to implement.

4. In drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate.

5. Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue. Shareholders who wish to contest a company's reliance on a legal opinion as to matters of state or foreign law should, but are not required to, submit an opinion of counsel supporting their position.

H. Conclusion

***20** Whether or not you are familiar with rule 14a-8, we hope that this bulletin helps you gain a better understanding of the rule, the no-action request process and our views on some issues and questions that commonly arise during our review of no-action requests. While not exhaustive, we believe that the bulletin contains information that will assist both companies and shareholders in ensuring that the rule operates more effectively. Please contact us with any questions that you may have regarding information contained in the bulletin.

2001 WL 34886112 (S.E.C. Release No.)
END OF DOCUMENT

2002 WL 1052005 (S.E.C. No - Action Letter)

(SEC No-Action Letter)
***1 Honeywell**
International Inc.

Publicly Available April 19, 2002

SEC LETTER

1934 Act / s -- / Rule 14A-8

April 19, 2002
Publicly Available April 19, 2002

Re: **Honeywell** International Inc.

Incoming letter dated **March 25, 2002**

The proposal relates to **Honeywell's** independent auditors

There appears to be some basis for your view that **Honeywell** may exclude the proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by 14a-8(d) and your representation that the proponent failed to reduce the proposal to less than 500 words within 14 days of receipt of **Honeywell's** request. Accordingly, we will not recommend enforcement action to the Commission if **Honeywell** omits the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which **Honeywell** relies.

Sincerely,

Keir D. Gumbs
Special Counsel

LETTER TO SEC
March

25

,

2002

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549Re: Shareowner Proposal--Independent Auditor Fees

(Chevedden/Kreutzer and Snyder)

Ladies and Gentlemen:

Enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 are five additional copies of this letter, along with a shareowner proposal and statement of support submitted by John Chevedden, purportedly on behalf of June Kreutzer and Cathy Snyder, for inclusion in the proxy materials for the 2002 Annual Meeting of Shareowners of **Honeywell** International Inc. (The proposal and supporting statement are collectively referred to as the "Proposal.")

We respectfully request the Staff's concurrence that it will not recommend any enforcement action to the Securities and Exchange Commission if the Company omits the Proposal from its 2002 proxy materials.

Resolution: *"Shareholders request that our Board adopt a policy or bylaw that the Company's independent accountant/audit firm will provide only audit services to the Company and not provide any other services. This exclusion of other services can apply to a spin-off of the audit firm at the discretion of our board."*

Background: The Company received the instant Proposal on February 28, 2002 (copy enclosed). By letter dated March 8, 2002 (copy enclosed), we advised Mr. Chevedden by email and facsimile, and Ms. Kreutzer and Ms. Snyder by overnight courier, that the Proposal contained a number of statements that were false and misleading, that the Proposal exceeded the 500-word limit of Rule 14a-8(d). The Company also indicated to Mr. Chevedden that we believed him to be the true Proponent of the Proposal, and that since he had submitted a second proposal for the same Annual Meeting (the "Annual Election Proposal"), he must therefore eliminate either the instant Proposal, or the Annual Election Proposal pursuant to Rule 14a-8(c). Pursuant to Rule 14a-8(f)(1), we informed Mr. Chevedden, Ms. Kreutzer and Ms. Snyder that they had 14 days from receipt of notice of these deficiencies to remedy them. We have submitted a separate no-action request in respect of the Annual Election Proposal. We have received no response to our March 8 letter within the 14-day period described in Rule 14(d)(8)(f)(1).

Grounds for Omission:

A. Rule 14a-8(d)

*2 Rule 14a-8(d) allows a registrant to exclude a proposal if the proposal and its supporting statement exceed 500 words in length. The instant Proposal exceeds 500 words in length. By the Company's count, the Proposal exceeds the 500 word limitation by 34 words. The word count begins with "Shareholders request ..." and ends with "Yes on ____." Despite proper notice from the company on March 8, Mr. Chevedden has not been remedied the defect within the 14-day period for response described in Rule 14(d)(8)(f)(1).

B. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) allows a registrant to exclude a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of materially false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading. Note (b) to Rule 14a-9 gives as an example of a potentially misleading statement: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Proposal contains a number of statements that are false and misleading within the meaning of Rule 14a-9. Therefore, it is my opinion that the Proposal may properly be omitted from the Company's 2002 proxy materials pursuant to Rule 14a-8(i)(3).

The following are examples of statements in the Proposal that are false and misleading within the meaning of Rule 14a-9:

(1) The Proposal states "This proposal is patterned on the 2002 proposal submitted to Walt Disney Company (DIS) by United Association S&P 500 Index Fund. Disney attempted to exclude the Index Fund proposal from shareholder vote but was unable to obtain regulatory concurrence from the Securities and Exchange Commission. The SEC said it reached its position in view of the widespread public debate concerning the impact of non-audit services on auditor independence. The SEC also cited the increasing recognition that the independence of auditors raises significant policy issues." This paragraph misleadingly suggests that the SEC has endorsed the Proposal, when in fact it was merely stating an inability to concur in a no-action position.

(2) The Proposal states that "According to the **Honeywell** 2001 proxy our company paid $32 million to PricewaterhouseCoopers (PwC) - yet only $5 million was for auditing. Our company paid approximately the same amount to its auditors for non-audit work as Enron." The comparison to Enron, given the controversy that company has faced in the last several months, is misleading. In fact, **Honeywell** paid a comparable amount of non-audit fees paid to PwC compared to non-audit fees paid by other companies of our size and complexity. United Technologies Corporation, for example, paid $25.8 million in non-audit fees in 2001 while **Honeywell** paid $27 million in 2000. The attempt to compare **Honeywell** to Enron is false and misleading and an attempt to impugn the reputation of **Honeywell**.

*3 As indicated above, the Proposal is based on statements that are false and misleading, and it is my opinion that the Company may omit the entire Proposal from the Company's 2002 proxy materials pursuant to Rule 14a-8(i)(3). See, e.g., Wm. Wrigley Jr. Company (November 18, 1998); NationsBank Corporation (January 29, 1998). This is especially true where, as here, the Proposal has been submitted by someone who is experienced in submitting shareowner proposals under Rule 14a-8 and the Company had specifically given notice that the instant Proposal contained false and misleading statements, and Mr. Chevedden has failed to appropriately modify the

Proposal. If the Staff does not agree with the omission of the entire Proposal, at the very least the foregoing false and misleading statements should be omitted. See, e.g., AlliedSignal Inc. (January 29, 1999); SL Industries, Inc. (September 2, 1998).

C. Rule 14a-8(c) and 8(e)

The Company respectfully submits that it may omit the instant Proposal from its 2002 proxy materials under Rule 14a-8(c), the "one-proposal" rule or because the Proposal was submitted after the deadline. Mr. Chevedden has submitted two proposals for the 2002 Annual Meeting, the instant Proposal and the Annual Meeting Proposal, and he has not withdrawn one of the proposals after the Company asked him to do so. See, e.g., Pacific Enterprises (February 19, 1998); Fotoball, Inc. (May 6, 1997); Allstate Corporation (January 29, 1997); The Harper Group, Inc. (January 7, 1997); HRE Properties (January 16, 1996); Storage Technologies Corp. (January 12, 1996); Waxman Industries (July 28, 1995).

In its March 8 letter to Mr. Chevedden with respect to the instant Proposal, the Company noted that the letter sent in the names of Ms. Kreutzer and Ms. Snyder with respect to the instant Proposal was sent from Mr. Chevedden's fax machine and the two signatures purporting to be those of Ms. Kreutzer and Ms. Snyder were in the same handwriting. Ms. Kreutzer and Ms. Snyder supplied a letter on March 10 purporting to acknowledge the proposal as their own (copy attached). However, **Honeywell** had imposed a February 28 deadline for submission of shareowner proposals for the 2002 Annual Meeting. This deadline was unambiguously set forth in **Honeywell's** 2001 proxy statement and in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2001. The purported grant of authority on March 10, 2002 was not timely to constitute the instant Proposal a proposal of Ms. Kreutzer and Ms. Snyder. The Annual Meeting Proposal was written and sent by Mr. Chevedden on February 28, 2002, together with the instant Proposal, and Mr. Chevedden has not withdrawn one of the proposals as required by Rule 14(a)(8)(c).

Rule 14a-8(e) provides an independent basis for omission of the Proposal in these circumstances. **Honeywell's** 2002 Annual meeting has been changed more than 30 days from the date of last year's meeting. Therefore, under Rule 14a-8(e)(2), the deadline for submission of shareowner proposals under Rule 14a-8 for **Honeywell's** 2002 Annual Meeting is "a reasonable time before the company begins to print and mail its proxy materials." As discussed above, **Honeywell** announced its February 28, 2002 deadline for 2002 shareowner proposals in both its 2001 proxy materials and in its only intervening quarterly report on Form 10-Q. Mr. Chevedden implicitly recognized this deadline when he submitted the instant Proposal and the Annual Election Proposal on February 28. The instant Proposal, however, bore no evidence that it was actually the proposal of Ms. Kreutzer and Ms. Snyder when received by **Honeywell** on the deadline. On March 10, we received a facsimile of a notarized letter from Ms. Kreutzer and Ms. Snyder acknowledging the Proposal as their own. This letter, however, arrived 10 days after the deadline and cannot be regarded as curing the apparent absence of authority when the Proposal was submitted. In short, either the Proposal was Mr. Chevedden's, in which case it may be omitted on the basis of the "one proposal" rule, or it was Ms. Kreutzer's and Ms. Snyder's, in which case it was not complete until 10 days after the deadline and may be omitted on that basis.

*4 If you have any questions or require additional information concerning this matter, please call me at 973/455-5208. If possible, I would appreciate it if the Staff would send a copy of their response to this request to me by fax at 973/455-4413 when it is available.

Sincerely,

Victor P. Patrick
Vice President, Secretary and Deputy General Counsel
HONEYWELL INTERNATIONAL INC.
101 Columbia Road
P.O. Box 2245
Morristown, NJ 07962-2245
973 455-5208

ENCLOSURE

February 28, 2002

MR. LAWRENCE A. BOSSIDY
CHAIRMAN
HONEYWELL INTERNATIONAL, INC. (HON)
101 COLUMBIA ROAD
MORRIS TOWNSHIP, NJ 07960Dear Mr. Bossidy,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Of course this does not include authority to sell stock. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beech, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

June Kreutzer
Cathy Snyder

Mr. Lawrence A. Bossidy, Chairman, **Honeywell** International, Inc. (HON)

FX: 973/455-4002, PH: 973/455-5207

Rule 14a-8 Proposal for 2002 Annual Meeting

The required stock will be continuously held past annual meeting date.

Proposal submitted by June Kreutzer and Cathy Snyder

February 28, 2002

6 - **Honeywell** Auditors to Only Audit

[This proposal title - no more, no less - is designated by the shareholder and intended for unedited publication in all references including each ballot. This is in the interest of clarity.]

Shareholders request that our Board adopt a policy or bylaw that the Company's independent accountant/audit firm will provide only audit services to the Company and not provide any other services. This exclusion of other services can apply to a spin-off of the audit firm at the discretion of our board.

This proposal is patterned on the 2002 proposal submitted to Walt Disney Company (DIS) by United Association S&P 500 Index Fund. Disney attempted to exclude the Index Fund proposal from shareholder vote but was unable to obtain regulatory concurrence from the Securities and ExchangeCommission. The SEC said it reached its position in view of the widespread public debate concerningthe impact of non-audit services on auditor independence. The SEC also cited the increasingrecognition that the independence of auditors raises significant policy issues.

*5 Disney then adopted a key part of this proposal before it came to a vote at the February 2002 Disney annual meeting:

With the Enron scandal still in full bloom, Walt Disney reiterated its new policy of no longer retaining its auditors for consulting services or other non-audit functions.
Daily News, Los Angeles, Calif., Feb. 20, 2002

Disney Chairman Michael Eisner said, "In the current world, it's become more important than ever to make sure our shareholders - and the market as a whole - have full confidence in our financialreports, including the integrity of the auditing process."

New Securities and ExchangeCommission rules require companies to disclose how much they pay their audit firms for audit services and non-audit services. The results have been startling.

The nation's biggest companies paid far more money than previously estimated to their independent auditing firms for non-audit services in 2000. This renews questions about whether such fees create conflicts of interest for audit firms. At issue: How objective can an audit firm be in an audit when it is also making

millions of dollars providing the client with non-audit services.
Wall Street Journal, April 10, 2001

The *Wall Street Journal* reported that of the 307 S&P 500 companies it surveyed, non-audit services fees averaged nearly 3-times as big as audit fees.

According to the **Honeywell** 2001 proxy our company paid $32 million to PricewaterhouseCoopers (PwC) - yet only $5 million was for auditing. Our company paid approximately the same amount to its auditors for non-audit work as Enron. The current PwC non-audit fees are on page 11* of this publication.

Leadinginstitutional investors urged auditors to not accept non-audit fees from companies. The California Public Employees' Retirement System's (CalPERS) General Counsel, Kayla J. Gillan, said: The SEC should draw a bright-line test: no non-audit services to an audit client. TIAA-CREF's Chairman John H. Biggs wrote: "...independent public audit firms should not be the auditors of any company for which they simultaneously provide other services. It's that simple."

It is respectfully submitted that it would be in the best interests of shareholders for our Board to adopt a policy or bylaw that in the future the Company's independent auditors shall provide only audit services to the Company and not provide non-audit services.

Honeywell Auditors to Only Audit

Yes On 6

* The company is respectfully requested to insert the correct page number for the 2002 proxy.

ENCLOSURE

March 8, 2002

MS. JUNE KREUTZER
MS. CATHY SNYDER
54 ARGYLE PLACE
ORCHARD PARK, NY 14127Dear Ms. Kreutzer and Ms. Snyder:

We received the attached facsimile on February 28, 2002, containing a shareowner proposal for **Honeywell's** 2002 Annual Meeting of Shareowners. The letter was sent in your names, but it came from a facsimile machine in the Los Angeles area, and the two signatures on it appear to be in the same handwriting. The letter designates Mr. John Chevedden as your representative for matters relating to the proposal but, based on the letter alone, we are not able to verify that you sent it or authorized it.

***6** If the proposal is included in our proxy statement, we will, in accordance with SEC rules, list in our proxy statement your names, your address and the number of shares you jointly own. Of course, as matter of courtesy, we would not want to

include that information about you in a broad mailing to our shareowners unless you have in fact signed the proposal or authorized it to be submitted on your behalf.

Therefore, in order to avoid any possibility of confusion or misunderstanding, I would appreciate it if you would send me verification that the proposal was submitted by you or on your behalf, such as either:

(1) a letter with your actual signatures, so I can verify the signatures on the proposal, or

(2) a copy of your letter to Mr. Chevedden authorizing (a) the submission of the proposal on your behalf and (b) the signature of your names on it.

The proposal as submitted contains procedural deficiencies, which are explained in the attached copy of a letter to Mr. Chevedden. We also reserve the right to challenge your proposal in a "no-action" request to the SEC.

Pursuant to SEC Rule 14a-8(f), your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notice.

Very truly yours,

Victor P. Patrick
Vice President, Secretary and Deputy General Counsel

ENCLOSURE

February 28, 2002

MR. LAWRENCE A. BOSSIDY
CHAIRMAN
HONEYWELL INTERNATIONAL, INC. (HON)
101 COLUMBIA ROAD
MORRIS TOWNSHIP, NJ 07960Dear Mr. Bossidy,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Of course this does not include authority to sell stock. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

June Kreutzer
Cathy Snyder

Mr. Lawrence A. Bossidy, Chairman, **Honeywell** International, Inc. (HON)

FX: 973/455-4002, PH: 973/455-5207

Rule 14a-8 Proposal for 2002 Annual Meeting

The required stock will be continuously held past annual meeting date.

Proposal submitted by June Kreutzer and Cathy Snyder

February 28, 2002

6 - **Honeywell** Auditors to Only Audit

[This proposal title - no more, no less - is designated by the shareholder and intended for unedited publication in all references includingeach ballot. This is in the interest of clarity.]

*7 Shareholders request that our Board adopt a policy or bylaw that the Company's independent accountant/audit firm will provide only audit services to the Company and not provide any other services. This exclusion of other services can apply to a spin-off of the audit firm at the discretion of our board.

This proposal is patterned on the 2002 proposal submitted to Walt Disney Company (DIS) by United Association S&P 500 Index Fund. Disney attempted to exclude the Index Fund proposal from shareholder vote but was unable to obtain regulatory concurrence from the Securities and ExchangeCommission. The SEC said it reached its position in view of the widespread public debate concerningthe impact of non-audit services on auditor independence. The SEC also cited the increasingrecognition that the independence of auditors raises significant policy issues.

Disney then adopted a key part of this proposal before it came to a vote at the February 2002 Disney annual meeting:

With the Enron scandal still in full bloom, Walt Disney reiterated its new policy of no longer retaining its auditors for consulting services or other non-audit functions.
Daily News, Los Angeles, Calif., Feb. 20, 2002

Disney Chairman Michael Eisner said, "In the current world, it's become more important than ever to make sure our shareholders - and the market as a whole - have full confidence in our financialreports, includingthe integrity of the auditing process."

New Securities and ExchangeCommission rules require companies to disclose how much they pay their audit firms for audit services and non-audit services. The results have been startling.

The nation's biggest companies paid far more money than previously estimated to their independent auditing firms for non-audit services in 2000. This renews questions about whether such fees create conflicts of interest for audit firms. At issue: How objective can an audit firm be in an audit when it is also making millions of dollars providing the client with non-audit services.
Wall Street Journal, April 10, 2001

The *Wall Street Journal* reported that of the 307 S&P 500 companies it surveyed, non-audit services fees averaged nearly 3-times as big as audit fees.

According to the **Honeywell** 2001 proxy our company paid $32 million to PricewaterhouseCoopers (PwC) - yet only $5 million was for auditing. Our company paid approximately the same amount to its auditors for non-audit work as Enron. The current PwC non-audit fees are on page 11* of this publication.

Leadinginstitutional investors urged auditors to not accept non-audit fees from companies. The California Public Employees' Retirement System's (CalPERS) General Counsel, Kayla J. Gillan, said: The SEC should draw a bright-line test: no non-audit services to an audit client. TIAA-CREF's Chairman John H. Biggs wrote: "...independent public audit firms should not be the auditors of any company for which they simultaneously provide other services. It's that simple."

*8 It is respectfully submitted that it would be in the best interests of shareholders for our Board to adopt a policy or bylaw that in the future the Company's independent auditors shall provide only audit services to the Company and not provide non-audit services.

Honeywell Auditors to Only Audit

Yes On 6

* The company is respectfully requested to insert the correct page number for the 2002 proxy.

ENCLOSURE

March 10, 2002

MR. VICTOR P. PATRICK
VP, SECRETARY & DEPUTY GENERAL COUNSEL
HONEYWELL INTERNATIONAL INC.
101 COLUMBIA ROAD
P. O. BOX 2245
MORRISTOWN, NJ 07962-2245Dear Mr. Patrick:

Thank you for your thoroughness in ascertaining that we did indeed wish to submit

the shareowner proposal for **Honeywell's** 2002 Annual Meeting of Shareowners.

Yes, Mr. John Chevedden is to be our representative and we hope this letter-- which we are having notarized--will make that clear.

Should you require any further information/verification, you may phone or FAX us here in Orchard Park, NY.

June Kreutzer	716 662-9288	(phone)
Cathy Snyder	716 662-0531	(phone)
Both of us	716662-4622	(FAX)

We hope our proposal can be resubmitted by Mr. Chevedden to conform to your rules limiting the number of words acceptable for such a submission.

In view of the whole Enron debasle, we are anxious to have our proposal considered and we will therefore appresiate your letting us know if this letter does not give you the information you are seeking.

Sincerely,

June Kreutzer
Cathy Snyder

ENCLOSURE

March 8, 2002

MR. JOHN CHEVEDDEN
2215 NELSON AVENUE, NO. 205
REDONDO BEACH, CA 90278Dear Mr. Chevedden:

This will confirm receipt by Fax of your letters dated February 28, 2002, submitting (1) a proposal in your name relating to the annual election of directors and (2) a proposal in the name of June Kreutzer and Cathy Snyder relating to audit services provided by our independent audit firm, both for inclusion in **Honeywell's** proxy statement for its 2002 Annual Meeting of Shareowners.

Your submissions include a number of statements that are vague, false and misleading, and we reserve our right to challenge these statements and other aspects of both proposals in "no-action" requests to the SEC.

To preserve our rights under the SEC's proxy rules, we hereby notify you of the following eligibility and procedural deficiencies with your submissions:

(1) SEC Rule 14a-8(d) provides that a proposal and its supporting statement may not exceed 500 words in the aggregate. In accordance with SEC Rule 14a-8(f), we hereby notify you that each submission exceeds that number and that you must reduce each proposal and supporting statement to an aggregate of 500 words or less.

*9 (2) SEC Rule 14a-8(c) provides that a shareholder may submit no more than one proposal to a company for a particular meeting. With respect to the proposal submitted in the names of June Kreutzer and Cathy Snyder, the letter was sent from your facsimile machine and the two signatures on the letter seem to be in the same handwriting. We are writing separately to Ms. Kreutzer and Ms. Snyder asking them to confirm that they authorized you to submit it on their behalf. In accordance with Rule 14a-8(f), we hereby notify you that in the absence of such authority you must eliminate one of the two proposals.

Your response to correct the foregoing deficiencies should be sent to my attention at the address set forth above. Under Rule 14a-8(f), your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notice.

Sincerely,

Victor P. Patrick
Vice President, Secretary and Deputy General Counsel

LETTER TO SEC
April 5, 2002

OFFICE OF CHIEF COUNSEL
MAIL STOP 0402
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGECOMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549**Honeywell** International Inc. (HON)

Investor Response to Company No Action Request

Auditor Proposal

Ladies and Gentlemen:

This letter is respectfully submitted in response to the **Honeywell** International Inc. (HON) no action request.

It is believed that the company is required to meet the burden of proof accordingto rule 14a-8.

The following points may be defects in the company attempt to meet the company burden of proof requirement.

This burden of proof requirement includes the company burden to produce conclusive evidence.

Page 1) [1 corresponds to the page number in the company no action request.]

1) Enclosed is the copy of the condensed proposal that was timely forwarded to the company.

1) The company has not even provided any proof that it actually received the admitted February 28, 2002 fax or could prove that it received the February 28, 2002 fax if this fax was misplaced.

1) The company lack of credibility here calls into question whether the company can establish receipt or non-receipt of any fax.

1) The company fails to cite any rule that a shareholder is required to act according to a company "belief" on proposal sponsorship - regardless of the plausibility of the company "belief."

Page 3)

3) There is no support for company claim: "misleadingly suggests that the SEC has endorsed the Proposal."

3) The company claim regarding United Technologies Corporation non-audit fees is inconclusive since there is no company claim that the **Honeywell** and UTC audit-to-non-audit fee ratio is comparable.

Page 4)

4)The company claim is inconclusive:

The company does not claim that the "grant of authority" the company cites is the only applicable "grant of authority."

4)The company claim is again inconclusive:

***10** The company does not explain any relationship of the company cited formal ""grant of authority" to the 14-day rule for the company to introduce procedural issues.

Additional supporting material will be submitted.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,

John Chevedden
Company Shareholder

Mr. Lawrence A. Bossidy, Chairman, **Honeywell** International, Inc. (HON)

FX: 973/455-4002, FX: 973/455-4413

Rule 14a-8 Proposal for 2002 Annual Meeting

In response to company request for revision

The required stock will be continuously held past annual meeting date.

Proposal submitted by June Kreutzer and Cathy Snyder as confirmed separately

March 12, 2002

6 - Proposal: Limit Auditors to Auditing Only

[This proposal title - no more, no less - is designated by the shareholder and intended for unedited publication in all references includingeach ballot. This is in the interest of clarity.]

Shareholders request that our Board adopt a policy or bylaw that the Company's independent accountant/audit firm will provide only audit services to the Company and not provide any other services. This exclusion of other services can apply to

a spin-off of the audit firm at the discretion of our board.

This proposal is patterned on the 2002 proposal submitted to Walt Disney Company (DIS) by United Association S&P 500 Index Fund. Disney attempted to exclude the Index Fund proposal from shareholder vote. However, Disney was unable to obtain regulatory concurrence from the Securities and Exchange Commission. The SEC cited

1) Widespread public debate concerning the impact of non-audit services on auditor independence.

2) The increasing recognition that the independence of auditors raises significant policy issues.

Disney then adopted a key part of this proposal:

With the Enron scandal still in full bloom, Walt Disney reiterated its new policy of no longer retaining its auditors for consulting services or other non-audit functions.

Daily News, Los Angeles, Calif., Feb. 20, 2002

Disney Chairman Michael Eisner said, "In the current world, it's become more important than ever to make sure our shareholders - and the market as a whole - have full confidence in our financial reports, including the integrity of the auditing process."

The nation's biggest companies paid far more money than previously estimated to their independent auditing firms for non-audit services in 2000. This renews questions about whether such fees create conflicts of interest for audit firms. At issue: How objective can an audit firm be when it is also making millions of dollars providing non-audit services.

Wall Street Journal, April 10, 2001

The *Wall Street Journal* reported that of the 307 S&P 500 companies it surveyed, non-audit services fees averaged nearly 3-times as big as audit fees.

*11 According to the **Honeywell** 2001 proxy our company paid $32 million to PricewaterhouseCoopers (PwC) - yet only $5 million was for auditing. Our company paid approximately the same amount to its auditors for non-audit work as Enron did. The current PwC* non-audit fees are on page 11* of this publication.

Leadinginstitutional investors urged auditors to not accept non-audit fees. The California Public Employees' Retirement System's (CalPERS) General Counsel, Kayla J. Gillan, said: The SEC should draw a bright-line test: no non-audit services to an audit client. TIAA-CREF's Chairman John H. Biggs wrote: ""'...independent public audit firms should not be the auditors of any company for which they simultaneously provide other services."

It is respectfully submitted that it would be in shareholders' best interest to adopt a policy or bylaw that henceforth the Company's independent auditors provide only audit services to the Company.

Proposal: Limit Auditors to Auditing Only

Yes On 6

* The company is respectfully requested to insert the correct and audit firm and page number for the 2002 proxy.

Brackets "[ ]" enclose text not intended for publication.

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

0i47a54d8a7f7740c3a74b2cbf0832a829application/pdf6789600.00.0FSEC-NAL-PDF1.402002 WL 1052005 (S.E.C. No - Action Letter)
END OF DOCUMENT

2003 WL 679967 (S.E.C. No - Action Letter)

(SEC No-Action Letter)
*1 **AOL**
Time Warner Inc.

Publicly Available February 18, 2003

SEC LETTER

1934 Act / s -- / Rule 14A-8

February 18, 2003
Publicly Available February 18, 2003

Re: **AOL** Time Warner Inc.

Incoming letter dated **December 24, 2002**

The proposal relates to "annulling corporate perks and restructuring corporate salaries."

There appears to be some basis for your view that **AOL** Time Warner may exclude the proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by 14a-8(d) and your representation that the proponent failed to reduce the proposal to less than 500 words within 14 days of receipt of **AOL** Time Warner's request. Accordingly, we will not recommend enforcement action to the Commission if **AOL** Time Warner omits the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which **AOL** Time Warner relies.

Sincerely,

Katherine W. Hsu
Attorney-Advisor

LETTER TO SEC
December

24

,

2002

SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
450 FIFTH STREET, NW
WASHINGTON, D.C. 20549Re: **AOL** Time Warner Inc. - Proposal Submitted by Mr. Chris Scumas

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise **AOL** Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2003 annual meeting of shareholders (the "Proxy Materials") the proposal (the "Proposal") it received from Mr. Chris Scumas ("Proponent") who purports to be a shareholder of the Company. The Company does not intend to include the Proposal in its Proxy Materials because: (1) the Proponent has failed to satisfy (a) the eligibility requirements of Rules 14a-8(b)(1) and (2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (b) the procedural requirements of Rules 14a-8(c) and (d); and (2) even if the Proponent were able to cure these deficiencies, pursuant to clauses (i)(7), (i)(3) and (i)(1) of Rule 14a-8, the Proposal deals with matters relating to the Company's ordinary business operations, is impermissibly vague and is not a proper subject for action by shareholders under the laws of the State of Delaware.

Pursuant to Rule 14a-8(j) of the Exchange Act, we are enclosing six copies of each of the following: (i) this letter, (ii) a letter dated October 7, 2002 from the Proponent to the Company containing the Proposal (Exhibit A), (iii) a letter to the Proponent dated October 18, 2002 from Susan A. Waxenberg, Assistant General Counsel and Assistant Secretary to the Company, sent pursuant to Rule 14a-8(f) (Exhibit B, the "Rule 14a-8(f) Letter") regarding the Proponent's failure to comply with certain provisions of Rules 14a-8(b), (c) and (d) and (iv) a confirmation that the Rule 14a-8(f) Letter was received by the Proponent (Exhibit C). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

I. The Proponent Has Not Complied with the Procedural Requirements of Rule 14a-8.

A. The Proponent has not demonstrated eligibility under Rule 14a-8(b).

***2** Rule 14a-8(b)(1) of the Exchange Act requires, among other things, that to be eligible to submit a proposal, the proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to the date on which the proponent submitted the proposal. The Company has conferred with its Transfer Agent and Registrar and determined that the Proponent is not a registered owner of shares of the Company's voting securities. Rule 14a-8(b)(2) requires that any proponent who is not a registered owner must (i) present evidence with respect to the proponent's ownership of the required shares and (ii) submit a written statement of his intent to hold such shares through the date of the meeting of the shareholders.

The Proponent did not include the required proof of share ownership with his

Proposal, nor did he include a statement of intent with respect to maintenance of ownership of the required Company shares. The Proponent did not respond to the Company's Rule 14a-8(f) Letter requesting such information, as discussed more fully below. Therefore, the Proposal may be excluded from the Proxy Materials for failure to comply with the eligibility requirements of Rule 14a-8(b). *See* Sections C.1.c. and C.1.d. of Division of Corporation Finance: Staff Legal Bulletin No. 14--Shareholder Proposals (July 13, 2001) ("SLB No. 14"). *See also USEC Inc.* (July 19, 2002) (permitting exclusion where proponent did not provide proof of beneficial ownership of required shares); *Catalyst Semiconductor, Inc.* (June 14, 2002) (permitting exclusion because of proponent's failure to provide within 14 days of the company's request evidence of "minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Avaya Inc.* (July 19, 2002) (permitting omission because proponent failed to provide statement of intent to hold stock through the date of the shareholder meeting within 14 days of receipt of Avaya's request).

B. The Proposal contains more than one proposal.

The Proponent has also failed to satisfy the procedural requirements of Rule 14a-8. Rule 14a-8(c) allows a shareholder to submit only "one proposal to a company for a particular shareholders' meeting."

The Proposal in this case is actually composed of 18 *separate* actions to be taken by the Board of Directors. These 18 points touch upon such general categories as executive compensation, severance, stock options, compensation generally, stock repurchases, perks to "Corporate America," insurance coverage, mandatory executive resignations and the use of "pension profits." Within these diverse categories, the 18 proposed actions span such issues as (1) elimination of future stock options and rescission of all unexercised stock options, or, if this cannot be done, the expensing of all unexercised stock options (all these proposals are in Item 1 of the Proposal), (2) setting compensation for the Board of Directors (item 14 of the Proposal), (3) elimination of all hiring bonuses (item 6 of the Proposal), (4) resignation of the top five corporate executives upon certain events (items 17 and 18 of the Proposal), (5) eliminating the use of "so called pension profits to bolster the bottom line" (item 16 of the Proposal) and (6) defining the scope of severance and retirement packages, including the granting of consultancy contracts (items 3, 5, 10 and 13 of the Proposal). Although the Proponent has given the Proposal the title "Annuling (sic) Corporate Perks and Restructuring Corporate Salaries," it is clear from the range of subjects covered that the Proposal includes more than one proposal in contravention of Rule14a-8(c). The Proponent did not respond to the Company's Rule 14a-8(f) Letter requesting a revision to the Proposal, as discussed more fully below.

*3 The Staff has consistently taken the position that substantially distinct proposals will not be considered a single proposal for purposes of Rule 14a-8(c). For example, in *Vicinity Corporation* (November 3, 2002), the proponent included eleven separate proposals, each containing "sub-proposals," relating to two separate general concepts (the nominations of two persons to Vicinity's board of directors and various amendments to Vicinity's charter documents). Vicinity argued that at best the proposal could be viewed as two separate proposals, and at worst, eleven (or more). The Staff permitted exclusion of the proposal under Rule 14a-8(f) because it exceeded the one proposal limitation under Rule 14a-8(c). *See also Bob Evans Farms, Inc.* (May 31, 2001) (proposal relating to replacement of company's

current directors and engagement of investment banker to explore value enhancement alternatives contained more than one proposal); *Fotoball USA, Inc.* (April 3, 2001) (proposal relating to sale of the company, director independence and a shareholder advisory committee contained more than one proposal).

C. The Proposal exceeds the 500-word limit of Rule 14a-8(d).

Rule 14a-8(d) limits the length of permissible proposals to no more than 500 words. The Proposal exceeds the 500-word limit by more than 200 words. The Proponent did not respond to the Company's Rule 14a-8(f) Letter requesting that he abbreviate the Proposal, as discussed more fully below. The Staff has confirmed that a proposal may be excluded based on its failure to comply with the 500-word limitation of Rule 14a-8(d). *See* Section C.2 of SLB No. 14; *See also, e.g., Honeywell International Inc.* (April 19, 2002) (permitting exclusion when proposal exceeded 500-word limitation and proponent failed to reduce the proposal to less than 500 words within 14 days of receipt of Honeywell's request).

D. The Proponent failed to respond to the 14a-8(f) Letter.

In light of the deficiencies in the Proposal and in accordance with the provisions of Rule 14a-8(f), on October 18, 2002, the Company sent the Rule 14a-8(f) Letter (Exhibit B) to the Proponent by Federal Express notifying the Proponent that the Proposal did not comply with the provisions of Rule 14a-8(b), (c) and (d). Specifically, the Rule 14a-8(f) Letter requested that the Proponent provide the Company within 14 calendar days of Proponent's receipt of the Rule 14a-8(f) Letter:

(i) documentary proof of ownership of $2,000 of Company shares as of October 7, 2002 and for the year prior to that;

(ii) a written statement of the Proponent's intent to continue ownership of the required shares; and

(iii) a revised Proposal including only a single proposal and limited in length to no more than 500 words.

The Company obtained confirmation that the Rule 14a-8(f) Letter was received by the Proponent on October 19, 2002 (Exhibit C). As of the date hereof, more than 14 calendar days after the receipt of the Rule 14a-8(f) Letter by the Proponent, the Company has not received any response from the Proponent.

E. The Company may exclude the Proposal pursuant to Rule 14a-8(f).

*4 Due to the Proponent's failure to rectify the deficiencies of the Proposal within 14 calendar days of his receipt of the Rule 14a-8(f) Letter, the Company believes that it may exclude the Proposal from its Proxy Materials. As described above, these deficiencies include (i) failure to comply with the eligibility requirements of Rule 14a-8(b) mandating submission with a proposal of proof of ownership and statement of intent to hold such shares through the date of the meeting, (ii) failure to comply with the single proposal requirement of Rule 14a-8(c) and (iii) failure to comply with the 500-word limitation of Rule 14a-8(d).

II. The Proposal May Also Be Omitted Based on Its Content.

A. The Proposal relates to the Company's ordinary business operations and,

therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a company's "ordinary business operations." The Staff has defined this exclusion to include proposals relating to "general compensation issues." In its recent Staff Legal Bulletin No. 14A, the Staff reiterated its historical position that a proposal involving "the management of the workforce, such as the hiring, promotion, and termination of employees" generally relates to ordinary business matters. Division of Corporation Finance: Staff Legal Bulletin No. 14A--Shareholder Proposals (July 12, 2002) ("SLB 14A"). The Staff has distinguished shareholder proposals relating to senior executive officer compensation issues, which are not excludable from proxy material under Rule 14a-8(i)(7), from proposals relating to a broader group of executives, officers and employees, which are excludable. *See Minnesota Mining and Manufacturing Company* (March 4, 1999) (proposal to limit the yearly percentage compensation increase of the "top 40 executives" excludable under Rule 14a-8(i)(7) as relating to ordinary business matters); *Xerox Corporation* (March 25, 1993) (referring to senior executive compensation as an includable matter). In addition, the Staff has stated that proposals addressing the compensation of officers and directors relates to general compensation issues and therefore is excludable. *See Lucent Technologies Inc.* (November 6, 2001) (permitting the exclusion of a proposal seeking to decrease the remuneration of all officers and directors).

Consistent with the Staff's precedent, the Proposal may be excluded from the Proxy Materials because it targets broader compensation and employment policies and practices than those relating only to senior executive officers. *See Xerox Corp.* (March 31, 2000) (proposal relating to target levels of employee compensation and benefits properly excluded as relating to the ordinary business operations of the corporation). The Proposal relates to an even broader category of employees. The Proposal's title - "Annuling (sic) Corporate Perks and Restructuring Corporate Salaries" on its face covers compensation of all of the Company's employees, not just its senior executive officers. In the vast majority of the Proposal's mandate, there is no specific focus on the senior executive officers of the Company. Instead, item 1 of the Proposal refers to "all stock options;" item 2 specifically addresses "employees below the executive level;" item 3 limits severance for "all employees;" item 5 addresses "all future golden parachutes;" item 6 requests the elimination of "all hiring bonuses;" items 7 and 8 would affect "any member of the corporation;" and item 9 refers to stock options generally without differentiation among employees. In the other items that specifically address "executives" generally or "Corporate America," the Proposal is also too broad. As noted above, the Staff determined in *Minnesota Mining and Manufacturing* (March 4, 1999) that a proposal to limit the yearly percentage compensation increase of the "top 40 executives" related to ordinary business matters and was properly excluded pursuant to Rule 14a-8(i)(7). The Company classifies many of its employees, and employees of its subsidiaries, in the "executive" ranks. Commensurate with their responsibilities, the compensation of these individuals may be covered by the Company's "executive compensation policies," but clearly they are not all considered senior executive officers. Similarly, the term "Corporate America," although not defined, clearly encompasses more than the senior executive officers. Although a few of the 18 items included in the Proposal relate to equity compensation plans, they do not seek shareholder approval of such plans and do not

focus on material dilution and thus remain excludable pursuant to SLB No. 14A.

*5 The vast majority of the 18 items listed in the Proposal clearly seek to affect the compensation, perquisites and severance arrangements of employees beyond those classified as senior executive officers and thus may be excluded pursuant to Rule 14a-8(i)(7), SLB No. 14A and recent precedent, as related to the Company's ordinary business operations.

B. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(3) and Rule 14a-9 because it contains impermissibly vague statements.

Rule 14a-8(i)(3) permits the omission of a proposal or any statement in support thereof if such proposal or statement is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material. The Company believes that the Proposal violates Rule 14a-9 in that it contains impermissibly vague statements and is, therefore, excludable under Rule 14a-8(i)(3).

The Staff has found that a proposal is misleading if the shareholders would not be able to determine with any reasonable certainty exactly what actions or measures would be taken in the event the proposal were adopted and, as a related matter, if the board of directors or management of a company would not have a clear idea as to what exactly it should do to effectuate the proposal. *See Philadelphia Electric Co.* (July 30, 1992) (proposal relating to the election of a committee of small shareholders to present plans "that will... equate with the gratuities bestowed on management, directors and other employees" properly excluded as vague and indefinite); *Comshare, Incorporated* (August 23, 2000) (shareholder proposal relating to the company not "discriminat[ing] among directors based upon when or how they were elected" and "try[ing] to avoid defining change of control based upon officers or directors as of some fixed date" properly excluded as vague and indefinite). As stated above, the Proposal includes 18 different mandates that range in focus. In many instances it is unclear what action by the Company would satisfy the Proponent's intent. For example, it is unclear whether the focus of the Proposal is eliminating certain benefits generally and denying them to all employees or simply limiting the compensation and severance packages of some ill-defined group of "executives." Similarly, in several items, the Proponent refers to eliminating benefits to "Corporate America." The Proposal fails to define who or what "Corporate America" is. In item 4, the Proposal mandates that "any other perks" to Corporate America that have not been granted to all employees be eliminated. The "perks" that the Proponent finds objectionable are not defined, nor is any concession made for "perks" that might be essential, for example, to a particular employee's health or safety on the job. Numerous other statements and phrases are similarly ambiguous: in item 2, the Proponent demands an undefined "merit system;" in items 7 and 8, the Proponent references without definition "any member of the corporation;" in item 9, it is unclear what the Proponent means by "reversal of the 'strike prices' of existing stock options;" item 12 addresses special insurance policies not "in compliance" with the "Corporate insurance policy;" item 16 uses the undefined term "pension profits;" and item 18 cites the colloquial "huge and burdensome" debt liability. Without more clarity, the shareholders will not know what they are voting for and the Board of Directors will not know how to implement the Proposal if shareholders approve it.

*6 For these reasons, the Company believes that the Proposal may be omitted from the Proxy Materials because it is overly vague and thus false and misleading in violation of the proxy rules.

C. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders.

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Note to this rule clarifies that "some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." The Staff has frequently agreed that shareholder proposals that usurp the power of the board of directors of a company under applicable state law by mandating certain action may properly be omitted from the registrant's proxy statement under Rule 14a-8(i)(1). *See The Boeing Company* (March 6, 2000) (proposal mandating that a specified category of litigation costs be paid out of a particular fund is not a proper subject for action by the company's shareholders); *The Walt Disney Company* (November 18, 1999) (proposal mandating that at least two qualified individuals be submitted to the shareholders for each position on the board of directors is not a proper subject for action by the company's shareholders).

The Company is a Delaware corporation. Section 141(a) of the Delaware General Corporation Law provides that the business and affairs of a Delaware corporation are to be managed by or under the direction of the board of directors unless the corporation's certificate of incorporation provides otherwise. The Company's certificate of incorporation makes no provision to allow shareholders to manage any of the matters addressed by the Proposal. Although the Proponent's introductory statement containing his name and share ownership suggests that the resolution "requests" implementation by the Company's board of directors, no such language appears in the resolution or the supporting statement. Because the resolution itself would "mandate" the Company's board of directors to follow the procedure set forth in the Proposal, it constitutes an effort at the shareholder level to regulate directly and in a mandatory manner the way in which the Company conducts operations that under Delaware law are entrusted to its board of directors.

Based on the foregoing, the Company believes that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(1) on the basis that it is not a proper subject for action by shareholders under the Delaware law.

For the reasons set forth above, we respectfully submit that the exclusion of the entire Proposal from the Proxy Materials is proper under clauses (i)(7), (i)(3) and (i)(1) of Rule 14a-8.

* * * * *

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussions, we

respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to call the undersigned at (212) 484-7350.

*7 Please acknowledge receipt of this letter and its attachments by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Susan A. Waxenberg
Assistant General Counsel and Assistant Secretary
AOL TIME WARNER INC.
75 Rockefeller Plaza, 25-18 • New York, NY 10019
tel 212 484 7350

ENCLOSURE

Exhibit A

October 7, 2002

CORPORATE SECRETARY
AOL TIME WARNER,INC.
75 ROCKERFELLER PLAZA
NEW YORK, N.Y. 10019Annuling Corporate Perks and

Restructuring Corporate Salaries

To Whom It May Concern:

The following Proposal is to be included in the next Annual Shareholders meeting. As a shareholder of 400 shares of Corporate stock, I am hereby requesting that the Board of Directors take the following action to level the playing field as it affects Corporate Perks and Salaries.

For the past twenty years, many top ranking executives known as Corporate America have taken advantage of Shareholders by enriching themselves excessively with stock options, bonuses, exceedingly high salaries and increases, bloated pensions and retirement funds, golden parachutes and the like. They seem to have forgotten that they are nothing more than employees of a company established in a democratic nation and governed by democratic rules. Instead, they act as if they are the Lords of a Fiefdom where they can do as they damn well please. As such, they have gotten away with these excesses for reasons that have been clearly stated in the press, of which I am sure many of us have read.

These excesses have culminated in the recent scandals of accounting improprieties that were perpetrated by more than 20 corporations so far, and who knows how many more will be found guilty before it is all over. The reasons for these scandals have been articulated in the press and need no further explanation. These excesses

and subsequent scandals have caused shareholders to lose confidence and respect for Corporate America to the point where the stock market has been adversely affected to a very serious degree.

While Congress is falling all over themselves to put forth all kinds of laws to prevent excesses and accounting improprieties in the future, what will arise out of all this activity will probably be watered down bills, if at all, without any teeth, not untypical of Congressional legislation, or legislation that has not been thought through very carefully. Therefore, to forestall any future scandals by Corporate America, and to restore a level playing field, BE IT RESOLVED that shareholders mandate that the Board of Directors take the following action:

1. Eliminate all future stock options and rescind all stock options that have not been exercised. If the latter cannot be done legally, expense all those that have not been exercised. This also applies to the Board of Directors.

*8 *2. Eliminate all bonuses and replace incentive awards with a merit system of not more than a twenty (20) percent increase for employees below the executive level, and a maximum increase of fifteen (15) percent for employees at the executive level.*

3. Limit severance payments to not more than two years salary for all employees.

4. Eliminate any other perks to Corporate America that have not been granted to all employees.

5. Eliminate all future golden parachutes and rescind all those that have been granted. If that cannot be done legally, then grant all employees the same privilege. There is nothing special about executives, they are simply employees like everyone else.

6. Eliminate all hiring bonuses.

7. Eliminate loans to any member of the corporation, and recall all those that have been granted.

8. Eliminate the repurchase of stock from any member of the Corporation.

9. Eliminate any reversal of the "strike prices" of existing stock options.

10. Eliminate the granting of consultancy contracts to retiring executives. This is just another boondoggle.

11. Eliminate any special retention payments to executives.

12. Eliminate the purchase of any special insurance policies for Corporate America that are not in compliance with the Corporate insurance policy prevailing for all employees.

13. Eliminate any special monetary or other financial grants to retiring executives.

14. Limit the payment to Board of Directors to no more than $50,000. per year, and provide reasonable payments to the Board for attending meetings.

15. Due to the excess salaries granted to Corporate America, place a lid on executive salaries of more than one (1) million dollars until their pay reaches ten (10) times the average corporate wage. Thereafter, their wages can be increased in keeping with the merit increase system setforth above.

16. Eliminate the use of so called pension profits to bolster the bottom line.

17. Should there be any evidence of accounting impropriety or manipulation of accounts that places the Corporation under a cloud and causes the stock price to drop as a result therefrom, the top five Corporate executives whose names are included in the Annual Meeting and Proxy Statement, and the Chief Legal Counsel, if his or her name is not included therein, shall resign immediately with a loss of all pension and severance rights.

18. If any CEO pursues a merger that places the Corporation under a huge and

burdensome debt liability that does not result in an improvement of the price of Corporate stock within two years of the conclusion of the merger, shall immediately resign.

Respectfully submitted,

ENCLOSURE

Exhibit B

October 18, 2002

MR. CHRIS SCUMAS
3 LOCKWOOD LANE
SAVANNAH, GA 31411Dear Mr. Scumas:

Your letter dated October 7, 2002 to the Corporate Secretary of AOL Time Warner Inc. ("AOLTW") has been forwarded to me. As you are aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 governs the requirements for stockholders submitting proposals to a company for inclusion in the company's proxy material for its stockholders' meetings and the situations in which a company is not required to include any such proposal in such proxy material.

*9 Pursuant to Rule 14a-8(b), to be eligible to have a proposal included in the proxy material of AOLTW, you are required to own, at the time of submitting the proposal, at least $2,000 worth of securities entitled to be voted on the proposal at the meeting and to have held such securities continuously for at least a year. Although you state in your letter to AOLTW that you own 400 shares of AOLTW common stock, you have not provided us with documentary proof of this ownership. In addition, you have not provided the required written statement that you intend to continue ownership of the shares through the date of AOLTW's annual meeting of stockholders. Accordingly, as permitted by Rule 14a-8, AOLTW requests that you provide (1) documentary support of your status as a holder of AOLTW common stock, including the quantity of the securities owned as of October 7, 2002 and for the year prior to that and (2) a written statement that you intend to hold the stock for the required period.

In addition, under Rules 14a-8(a) and (c), a stockholder may submit no more than one proposal to a company for a particular stockholder's meeting and must limit the proposal and accompanying supporting statement to 500 words. By our count, your proposal and supporting statement exceed the 500 word limit. In addition, your proposal lists 18 separate actions that the stockholders would mandate of the Board of Directors, raising such diverse matters as executive compensation levels, severance payments for all employees, Board compensation and the use of "pension profits." As such, we believe that you have submitted more than the permitted one proposal. Accordingly, as permitted by Rule 14a-8, AOLTW requests that you revise your proposal to limit its length to 500 words, with the supporting statement, and to just one proposal.

Pursuant to Rule 14a-8(f)(1), you are required to provide this requested documentation and revisions and clarifications to the proposal within 14 days of

your receipt of this request.

The proxy rules also provide certain substantive criteria pursuant to which a company is permitted to exclude from its proxy materials a stockholder's proposal. This letter addresses only the procedural requirements for submitting your proposal and does not address or waive any of our substantive concerns.

Please address any future correspondence to my attention.

Sincerely,

Susan A. Waxenberg
Assistant General Counsel and Assistant Secretary

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

*10 Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

0ia0e4c39472a44b59bf28ebab9dc604c4application/pdf8041270.00.0FSEC-NAL-PDF1.402003
WL 679967 (S.E.C. No - Action Letter)
END OF DOCUMENT

2007 WL 224978 (S.E.C. No - Action Letter)

(SEC No-Action Letter)
***1 Dow**

Jones
& Company, Inc.

Publicly Available
January

18

,

2007

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 18, 2007 Publicly Available
January

18

,

2007

Re: **Dow Jones** & Company, Inc.

Incoming letter dated December 18, 2006

The proposal requests an explanation, included in the proxy statement for the next annual meeting, of how a shareholder proposal shall be introduced.

There appears to be some basis for you view that **Dow Jones** may exclude the proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we will not recommend enforcement action to the Commission if **Dow Jones** omits the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f).

Sincerely,

Tamara M. Brightwell
Special Counsel

LETTER TO SEC

December 18, 2006

U.S. SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF THE CHIEF COUNSEL
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549Re: Exclusion of the Shareholder Proposal by John J. Crapo

Securities Exchange Act of 1934, as amended - Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that **Dow Jones** & Company, Inc. ("**Dow Jones**") intends to exclude from its proxy statement and form of proxy for its 2007 Annual Meeting of Stockholders (collectively, the "2007 Proxy Materials") a shareholder proposal and supporting statement (collectively, the "Proposal") submitted by John J. Crapo (the "Proponent").

Dow Jones received the Proposal, which exceeds 500 words, on April 21, 2006. Pursuant to Rule 14a-8(f), **Dow Jones** notified the Proponent in a letter sent via express mail on May 3, 2006 that his proposal and supporting statement are required to be no more than 500 words and that **Dow Jones** would exclude the Proposal from the 2007 Proxy Materials if he did not cure the deficiency in a re-submitted proposal postmarked as of a date no later than 14 calendar days after the date on which he received our notification letter. **Dow Jones** did not receive a re-submitted proposal from the Proponent.

Accordingly, pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and the Proposal. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being simultaneously mailed to the Proponent, informing him of **Dow Jones**' intention to exclude the Proposal from the 2007 Proxy Materials. As **Dow Jones** intends to mail its definitive 2007 Proxy Materials on or about March 16, 2007, in accordance with Rule 14a-8(j) this no-action request is being submitted not less than 80 days before **Dow Jones** files its 2007 Proxy Materials with the U.S. Securities and Exchange Commission (the "SEC").

Dow Jones hereby respectfully requests that the staff of the SEC Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be properly excluded from **Dow Jones**' 2007 Proxy Materials due to the Proponent's failure to meet the eligibility requirement set forth in Rule 14a-8(d).

***2** I would be happy to provide you with any additional information and answer any questions you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to speak with you prior to the determination of the Staff's final position. Please do not hesitate to call me at 212-416-3889 if I may be of any further assistance.

Sincerely,

B. Shea Owens

Counsel
DOW JONES & COMPANY, INC.
200 Liberty Street
9th Floor, Legal Department
New York, NY 10281
Tel: 212.416.3889

??(illegible pages)??

LETTER TO SEC
January 17, 2007

U.S. SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF THE CHIEF COUNSEL
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549Re: Inadvertant Omission from Submission Regarding Shareholder Proposal of John J.

Crapo

Dear Ladies and Gentlemen:

We inadvertantly omitted from the no-action request that we mailed to you on December 18, 2006 (the "December 18, 2006 No-Action Request"): (a) the Notice of Deficiency that we express mailed to Mr. Crapo on May 3, 2006 in response to his April 21, 2006 proposal and (b) the tracking receipt. Accordingly, we enclose both in this envelope.

For convenience of review, we also have included the December 18, 2006 No-Action Request, which advises that we received Mr. Crapo's proposal on April 21st and express mailed him a response on May 3rd (within the Rule 14a-8(f) 14 day window).

We never received any form of further correspondence from Mr. Crapo regarding this matter.

If you require any additional information, do not hesitate to contact me at (212) 416- 3889.

Sincerely,

B. Shea Owens
Counsel

ENCLOSURE

May 3, 2006

MR. JOHN JENNINGS CRAPO
P.O. BOX 400151

CAMBRIDGE, MA 02140-0002Re: Shareholder Proposal of John J. Crapo

Notice of Deficiency

Dear Sir:

This letter is to inform you that your proposal and supporting statement (collectively, the "Proposal"), received April 21, 2006, do not comply with Rule 14a-8(d). That provision requires that a proposal, including the accompanying supporting statement, not exceed 500 words. The Proposal exceeds 500 words and, pursuant to Rule 14a-8(f)(1), **Dow Jones** & Company, Inc. ("**Dow Jones**") will exclude it from the 2007 Proxy Materials if you do not cure the deficiency noted herein in a re-submitted proposal postmarked as of a date no later than 14 calendar days after you receive this letter.

Sincerely,

Shea Owens
Counsel

TABULAR OR GRAPHIC MATERIAL SET FORTH AT THIS POINT IS NOT DISPLAYABLE

LETTER TO SEC
December 18, 2006

U.S. SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF THE CHIEF COUNSEL
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549Re: Exclusion of the Shareholder Proposal by John J. Crapo

Securities Exchange Act of 1934, as amended - Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that **Dow Jones** & Company, Inc. ("**Dow Jones**") intends to exclude from its proxy statement and form of proxy for its 2007 Annual Meeting of Stockholders (collectively, the "2007 Proxy Materials") a shareholder proposal and supporting statement (collectively, the "Proposal") submitted by John J. Crapo (the "Proponent").

*3 **Dow Jones** received the Proposal, which exceeds 500 words, on April 21, 2006. Pursuant to Rule 14a-8(f), **Dow Jones** notified the Proponent in a letter sent via express mail on May 3, 2006 that his proposal and supporting statement are required to be no more than 500 words and that **Dow Jones** would exclude the Proposal from the 2007 Proxy Materials if he did not cure the deficiency in a re-submitted proposal postmarked as of a date no later than 14 calendar days after the date on which he received our notification letter. **Dow Jones** did not receive a re-submitted proposal from the Proponent.

Accordingly, pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and the Proposal. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being simultaneously mailed to the Proponent, informing him of **Dow Jones**' intention to exclude the Proposal from the 2007 Proxy Materials. As **Dow Jones** intends to mail its definitive 2007 Proxy Materials on or about March 16, 2007, in accordance with Rule 14a-8(j) this no-action request is being submitted not less than 80 days before **Dow Jones** files its 2007 Proxy Materials with the U.S. Securities and Exchange Commission (the "SEC").

Dow Jones hereby respectfully requests that the staff of the SEC Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be properly excluded from **Dow Jones**' 2007 Proxy Materials due to the Proponent's failure to meet the eligibility requirement set forth in Rule 14a-8(d).

I would be happy to provide you with any additional information and answer any questions you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to speak with you prior to the determination of the Staff's final position. Please do not hesitate to call me at 212-416-3889 if I may be of any further assistance.

Sincerely,

B. Shea Owens
Counsel

??(illegible pages)??

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

*4 It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

0i7e4ffbf57157428b89d1ef40d0ab8ef3application/pdf13203590.00.0FSEC-NAL-PDF1.402007
WL 224978 (S.E.C. No - Action Letter)
END OF DOCUMENT

2000 WL 233143 (S.E.C. No - Action Letter)

(SEC No-Action Letter)
***1 Minnesota**

Mining
and Manufacturing Company

Publicly Available
February

27

,

2000

SEC LETTER

1934 Act / s -- / Rule 14A-8

February

27

,

2000
Publicly Available
February

27

,

2000

Re: **Minnesota Mining** and Manufacturing Company

Incoming letter dated January 4, 2000

The proposal requests that the board of directors adopt a resolution requiring the board organization committee to nominate two candidates for each directorship to be filled by the voting of stockholders at annual meetings, and include a statement from each candidate as to why he or she should be elected in 3M's proxy statement.

There appears to be some basis for your view that 3M may exclude the proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we will not recommend enforcement action to the Commission if 3M omits the proposal from its proxy materials in reliance on rules 14a-8(f) and 14a-8(d). In reaching this position, we

have not found it necessary to address the alternative basis for omission upon which 3M relies.

Sincerely,

Michael Ferraro
Attorney-Advisor

LETTER TO SEC
January 4, 2000

CAROLYN SHERMAN, ESQ.
SECURITIES AND EXCHANGE COMMISSION
OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET N.W.
WASHINGTON, DC 20549Re: **Minnesota Mining** and Manufacturing Company ("3M") --

Stockholder Proposal of Richard A. Dee

Dear Ms. Sherman:

Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934 ("Exchange Act"), this letter is to inform you that 3M intends to omit from its proxy statement and form of proxy for the 2000 annual meeting of stockholders (the "2000 Proxy Materials") a proposal from Mr. Richard A. Dee (the ""Proponent") on the election of directors (the "Proposal"). Copies of the Proposal are enclosed.

3M believes the Proposal may be excluded from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). 3M submits for your consideration, pursuant to Rule 14a-8(j)(2) under the Exchange Act, six copies of this letter, together with six copies of the Proposal and the accompanying documentation. A copy of this letter and attachments are being forwarded to Mr. Dee.

3M respectfully requests confirmation that the Division of Corporation Finance (the "Staff") will not recommend any type of enforcement action if 3M omits the Proposal from the 2000 Proxy Materials. To the extent that the reasons for omitting the Proposal are based on matters of law, this letter also constitutes an opinion of counsel that Rule 14a-8(j)(2)(iii) requires.

The Proposal Is Contrary to the Commission's Proxy Rules

***2** Rule 14a-8(i)(3) allows the omission of a proposal if it or the supporting statement is contrary to any of the Commission's proxy rules. Rule 14a-8(d) states that a proposal and any accompanying statement may not exceed 500 words. The Proposal contains more than 500 words and may be excluded solely on that basis. The following summarizes the correspondence between the proponent and 3M as of the date of this letter:

- November 18, 1999 - the Proponent submitted the Proposal by fax;
- December 2, 1999 - 3M notified the Proponent by fax pursuant to Rule 14a-8(f) that the Proposal exceeded the 500 word maximum allowed by Rule 14a-8(d) and requested that this deficiency be corrected within 14 calendar days;
- December 2, 1999 -- The Proponent responded by fax by asking "how many words" were in his Proposal;
- December 3, 1999 -- 3M responded by fax that the Proposal contained 507 words;
- December 3, 1999 -- The Proponent resubmitted his Proposal by fax and eliminated 3 words claiming that hyphenated words and words separated by " "/" were really one word;
- December 6, 1999 -- 3M informed the Proponent once again that the Proposal exceeded the maximum number of words and asked the Proponent to correct the deficiency once again within the original 14-day period. The Proponent has not responded within the 14-day period.

Given the (i) ample guidance the Commission has provided on Rule 14a-8 in recent years; (ii) the Proponent's substantial experience submitting shareholder proposals to this and other public companies; and (iii) the Proponent's experience with the Staff and Masco Corporation last year (See *Masco Corporation*, March 29, 1999, where the Proponent introduced an internet address in a proposal by stating that "no matter how crucial a stockholder proposal may be to their interest, it is limited by SEC rules to 500 words"), the Company believes that the Proponent could not have a reasonable belief that the Proposal complies with Rule 14a-8. The Proponent is simply wasting the resources of 3M and the Staff by arguing that hyphenated words and apparently also is arguing that words separated by a "/" constitute one word. The repeated refusal by the Proponent to comply with the Commission's rules is tantamount to a complete abdication by the Proponent of any responsibility for securities law compliance. After repeatedly pointing out that the Proposal violates Rule 14a-8(d), the Proponent simply refuses to comply with the clearly stated rules of the Commission.

Request

Based on the foregoing, 3M respectfully requests the Staff's concurrence in 3M's decision to omit the Proposal from the 2000 Proxy Materials on the grounds that the Proposal violates Rule 14a-8(i)(3) and Rule 14a-8(d) by exceeding 500 words.

Should the Staff disagree with these conclusions, or if any additional information is desired to support 3M's position, we would appreciate an opportunity to confer with the Staff about these matters before the Staff issues its response. If you have any questions about any aspect of this request, please feel free to call me at (651) 733-2204.

*3 Sincerely,

Gregg M. Larson
Assistant General Counsel and Assistant Secretary
MINNESOTA MINING AND MANUFACTURING COMPANY
PO Box 33428
St. Paul, MN 55133-3428
612 733 2204

ENCLOSURE

November 18, 1999

ROGER P. SMITH, ESQ.
SECRETARY
3M COMPANY
3M CENTER
ST. PAUL, MN 55144-1000Re: Stockholder Proposal -- 3M Company 2000 Proxy Statement

Dear Mr. Smith

Enclosed please find my Stockholder Proposal to be included in the Proxy Statement for the 2000 Annual Meeting of Stockholders of the 3M Company. The Proposal is being submitted in accordance with applicable provisions of Rule 14a-8 [17 CFR 240.14a.8] under the Securities Exchange Act of 1934, as amended.

The Proposal is being submitted as it is to appear in the Proxy Statement; the order, the paragraphing, type characteristics (use of bold), and underlines.

I own a total of 100 shares of 3M Company common stock registered in my name. The shares have been owned for a period in excess of one year, and I shall continue to own qualifying shares through the date of the Annual Meeting.

In connection with the proposal I submitted in 1997, 3M indicated that it had not received the proposal on the date that my fax records indicated that it had been sent to and received by 3M. I have no idea as to what may have occurred, but to avoid any problem this year, please acknowledge receipt of the proposal as soon as possible.

I have provided for a simple, timely acknowledgment on the Fax Cover Letter that accompanies this letter and the proposal.

Sincerely,

Richard A. Dee

ENCLOSURE

November 18, 1999
"**Stockholders of publicly-owned corporations do not 'elect' directors.** Directors are 'selected' by incumbent directors and managements -- stockholders merely **'ratify'** or approve director selections much as they ratify selections of auditors.

"The term 'Election of Directors' is misused in corporate proxy materials to refer to the process by which directors are empowered. The term is inappropriate -- and it is misleading. **With no choice of candidates, there is no election**.

"Incumbent directors are anxious to protect their absolute power over corporate activities. The root of that power is control of Corporate Governance -- which is assured by control of board composition. Unfortunately, the 'Elective process rights' of stockholders are being ignored.

"Approval of this Corporate Governance proposal will provide 3M stockholders with a **choice** of director candidates -- an opportunity to vote for those whose qualifications and views they favor. And approval will provide stockholders with 'duly elected' representatives.

"In a democracy, those who govern are duly elected by those whom they represent -- and they are accountable to those who elect them. Continuing in public office requires satisfying constituents, not just nominators. Corporate directors, who often divide their time between many masters, take office unopposed -- and answer only to fellow directors.

***4 "It is hereby requested that the 3M Board of Directors adopt promptly a resolution requiring the Board Organization Committee to nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes they should be elected.**

"As long as incumbents are permitted to select and to propose only the number of so-called "candidates" as there are directorships to be filled -- and as long as it is impossible, realistically, for stockholders to utilize successfully what is supposed to be their right to nominate and elect directors -- there will be no practical means for stockholders to bring about director turnover -- until this or a similar proposal is adopted. Turnover reduces the possibility of inbreeding and provides sources of new ideas, viewpoints, and approaches.

"The 'pool' from which corporate directors are selected must be expanded from the current preponderance of chairmen and CEO's, present and/or retired, to include younger executives, including many more women, whose backgrounds qualify them well to represent the stockholders of particular companies.

"Although Delaware law provides for director nominees to be selected by incumbents, approval of this proposal will enable 3M stockholders to replace any or all directors if they become dissatisfied with them -- or with the results of corporate policies and/or performance. Not a happy prospect even for those able to nominate their possible successors!

"The benefits that will accrue to 3M stockholders by having Directors that have been democratically-elected, and who are willing to have their respective qualifications reviewed and considered carefully by stockholders, far outweigh any arguments raised by those who are accustomed to being ""selected" -- and who are determined to maintain their absolute power over the Corporate Governance process.

"Please vote FOR this proposal."

* * * *

ENCLOSURE

December 6, 1999

RICHARD A. DEE
115 EAST 89TH STREET
NEW YORK, NY 10128Re: Stockholder Proposal

Dear Mr. Dee:

This is in response to your fax of December 3, 1999 in which you revised your Shareholder Proposal to be within the required 500-word maximum allowed by Rule 14a-8(d). Your revised proposal still exceeds the requirement of allowable words. According to Microsoft Word's word count feature, your proposal contains 504 words.

Please correct this deficiency no later than 14 days from the date you received my letter dated December 2, 1999.

My fax number is 651.736.9469.

Sincerely,

Gregg M. Larson
Assistant General Counsel and Assistant Secretary

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

*5 Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to

Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

0ie7efdc692f3e4a0b8df5f79bc4e0950fapplication/pdf19972850.00.0FSEC-NAL-PDF1.402000
WL 233143 (S.E.C. No - Action Letter)
END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abercrombie & Fitch Co.
Incoming letter dated February 16, 2008

The proposal relates to majority voting.

We are unable to concur in your view that Abercrombie & Fitch may exclude the proposal under rule 14a-8(d). Accordingly, we do not believe that Abercrombie & Fitch may omit the proposal from its proxy materials in reliance on rule 14a-8(d).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END